inTEST Corporation



13003201

2012 | ANNUAL REPORT

company profile

inTEST Corporation (Nasdaq: INTT) is an independent designer, manufacturer and marketer of temperature management products and ATE (Automatic Test Equipment) interface solutions used by semiconductor manufacturers to perform final testing of integrated circuits (ICs) and electronic assemblies. Our high-performance products are designed to enable semiconductor manufacturers to improve the speed, reliability, efficiency and profitability of IC test processes. Our products are also sold into markets outside the ATE industry, such as the automotive, consumer electronics, defense/aerospace, energy and telecommunications industries. Specific products include temperature management systems, test head manipulators and docking hardware products and customized interface solutions. We have established strong relationships with our customers globally, which we support through a network of local offices. Our largest customers include Avago Technologies Limited, Emerson Electric Co., Hakuto Co., Intel Corporation, NXP Semiconductors N.V., PDF Solutions, Inc., Raytheon Company, Samsung Electronics Co., Ltd., Teradyne, Inc., and Texas Instruments Incorporated.

Headquartered in Mt. Laurel, New Jersey, inTEST has approximately 140 highly skilled and trained technical personnel. We have manufacturing facilities in New Jersey, Massachusetts and California. We also have sales, service and support offices in Singapore, the U.K. and Germany, with additional support personnel in other key semiconductor manufacturing areas around the world.





fellow stockholders

Our diversified market penetration, along with our fiscal discipline, has resulted in profitability for inTEST, even in the challenging climate experienced in 2012. We believe that when the semiconductor cycle rebounds and resumes its more normal patterns of growth, we will be optimally positioned to achieve higher levels of profitablity.

inTEST Corporation: Expanding Business Opportunities

2012 was another year of progress for inTEST in which we executed a number of initiatives and made great strides in capitalizing on the bench strength that we have been developing to steadily improve our products and services. Our operating results reinforce the soundness of our business model, which is centered on our core market in semiconductor Automated Test Equipment (ATE), balanced with an expanded product offering for non-traditional electronics markets that require thermal testing. The ATE sector had its share of challenging industry conditions this year, as a number of capital equipment suppliers and semiconductor companies delayed certain capital expenditures; but we built upon our track record of success, further strengthening our operations and increasing operational efficiencies, while maintaining our fiscal discipline and cost controls. Most importantly, inTEST maintained profitability—2012 marked our third consecutive year of profitability, with net income of $2.2 million, or $0.21 per share.

Over the past several years, we have steadily rebuilt our cash position and strengthened our balance sheet, resulting in a strong company with a solid platform for growth. We carry no debt and ended 2012 with cash and cash equivalents of $15.6 million, up from $14.0 million at the end of 2011; and, during the fourth quarter, we paid a special one-time dividend of $0.08 per share. We currently expect to see positive cash flow from operations and, as a result, we expect that cash will continue to increase sequentially throughout 2013.

Driven by Industry Change

With ever-shorter innovation cycles, technology is constantly evolving and the global marketplace is one of rapid change. Competition is fiercer than ever, demanding a higher degree of strategic and conceptual thought in turn. To be successful—to stay ahead of the industry—it's not enough to acknowledge change. Adaptation is critical for business survival and competitiveness. To excel and create value, successful companies must continually adapt putting the wheels of change in motion and providing expedient solutions to evolving customer requirements.

Change drives our business. Our size is a strategic advantage as we can quickly respond, adapt and customize our solutions as our customers' processes advance. While this is true of all of our customers, it is perhaps most prominent among the customers of our Thermal Products segment, as their products, operations and services depend upon an ever-changing array of sophisticated and precise control of thermal properties and states. They turn to inTEST for precision-engineered products featuring the latest advancements in thermal management and thermal technology for electronics packaging and cooling, temperature sensing and control, thermal materials, systems design and management for optimizing thermal properties. This level of precision engineering has been a hallmark of the company across all of our market segments since our inception.

Thermal Products: Broadening End Market Penetration

We are creating new opportunities in thermal testing, and have continued to transform inTEST, predominantly through the strategic diversification of our Thermal Products Segment—our largest, most profitable and diversified division. In January 2012, we acquired Sunnyvale, CA-based Thermonics, Inc, a developer of precision temperature testing systems and supplier of temperature-testing equipment. In a little over 6 weeks, we relocated the Thermonics operations to our Mansfield, MA manufacturing facility. Thermonics products provide a range of precision temperature forcing systems used in a number of different industries, which we expect to expand our customer base in both the semiconductor and non-semiconductor industries. By leveraging Sigma Systems products within our Thermal Products Segment, we are making significant progress in widening the breadth of our end market penetration. As a result, we now address growth markets in both the semiconductor and non-semiconductor areas, including automotive, consumer electronics, defense/aerospace, energy and telecommunications.

We have demonstrated that our thermal conditioning technology can be applied to any kind of industrial test outside of the traditional semiconductor market. For example, we have continued to sell a custom

vision

The Power of Precision Engineering™

High-performance testing success depends on fast test set-ups; secure alignment; accurate, high fidelity test signals; correct test temperature. It requires inTEST, a single source for perfectly integrated manipulators, docking, interfaces, and thermal test systems that enable semiconductor manufacturers to enhance their own profitability by improving the efficiency of their Integrated Circuit (IC) and wafer test processes.

Our goals are to increase penetration in electronics test markets, establish Original Equipment Manufacturers (OEM) business based on existing product and technical knowledge, and develop business in other markets by leveraging our core competencies. We aim to be a recognized authority on extreme temperature environments and provide highly engineered, application-specific thermal solutions with timely delivery, and superior quality and reliability.

profitable niche position

- Design, develop, manufacture & sell mission-critical test equipment to many industries
- Provide customer yield improvement, which drives revenue growth
- IP portfolio supports strong margins
- Generating profits & cash and have no debt
- Positioned for growth

historical markets

- Semiconductor manufacturers–End Users
- Production Floor/Test Facilities/Laboratories
- ATE equipment suppliers–OEM

growth opportunities

- Expand our customer base in both the semiconductor and non-semiconductor industries
- Specialize in delivering custom thermal test solutions, which can be readily adapted to industries outside of the semiconductor industry
- By leveraging Sigma Systems products within our Thermal Products Segment, we are making significant progress in widening the breadth of our end market penetration
- Address growth markets in the semiconductor and non-semiconductor areas, including automotive, consumer electronics, defense/aerospace, energy and telecommunications

investment highlights

- Diversification out of semiconductor markets with thermal technology
- Sheer volume of IC production drives growth
- Highly leveraged P&L with no debt
- Generate profits & cash even during cyclical semi downturns
- Test solutions drive higher profits
- Lean operating structure
- Operational efficiencies drive higher gross margin
- As semi market rebounds and resumes normal growth patterns, optimally positioned to achieve significantly higher levels of profitability

market segments

Thermal

inTEST's Thermal Solutions Group, which include its Temptronic, Sigma and Thermonics brands, is located in Mansfield, MA, with additional sales and service facilities in Germany and Singapore. Products are used to bring electronics to the correct temperature for thermal testing. They are used in a variety of applications, from high-precision thermal device characterization, wafer probing, and Mil Spec thermal cycling to complete thermal test system integration.

Mechanical

inTEST's test head manipulators and docking hardware for the semiconductor industry are designed and manufactured in Mount Laurel, NJ. Most of these products accommodate a wide variety of ATE manufacturers' test heads, which, in turn, interface with numerous wafer probers and device handlers. Semiconductor and ATE manufacturers use inTEST manipulators and docking hardware to help reduce the cost of testing. On the semiconductor test floor, our products improve ATE utilization rates, increase ATE flexibility, improve the accuracy and integrity of test results by providing repeatable, dependable performance, and reduce ATE maintenance costs by protecting delicate test interface components.

Electrical

Tester interfaces optimize the signal environment between the tester and the particular type of device under test. inTEST is a world leader in this technology, with products that provide super-high-fidelity round-trip signal paths. By delivering more-reliable test results, these advanced interfaces help to reduce customers' IC production costs. inTEST Silicon Valley designs and builds tester interfaces in a state-of-the-art facility in Fremont, CA. We offer over 200 different types of tester interface models to match the wide variety of customer applications, including wafer-probing interfaces, custom electro-mechanical assemblies, and test head adapters.

thermal source for missile testing to a major defense contractor, with cumulative sales since the program's inception reaching $1.6 million dollars in 2012. During the year we booked our first order for our new 300°C ThermoStream to a large military/aerospace semiconductor manufacturer. A leading oilfield services company supplying technology, information solutions and integrated project management approached us with a need for mechanical refrigeration chambers capable of operating at temperatures above 200°C (the high temperature limit for conventional mechanical refrigeration). In addition, we developed an innovative mechanical refrigeration design and delivered a chamber rated for service up to 300°C. We believe we are the only manufacturer offering mechanical refrigeration chambers of this type.

Mechanical Products Segment

Our mechanical products consist of test head manipulators and docking hardware. inTEST's manipulators hold the test head portion of a tester and allow the test floor personnel to move it into and out of the test position quickly and safely, which increases the speed and efficiency of the testing process. inTEST docking equipment speeds up this process, as well, guiding the tester into its final test position quickly and holding it in position securely and accurately as it tests the integrated circuits (ICs). In the Mechanical Products Segment, we continue to develop and refine our manipulator and docking hardware products, which positions us with a well targeted product offering.

We've had a number of successes in 2012 with new and existing customers. Most notably, we received the Supplier Excellence Award given by Texas Instruments (TI). The annual award honors firms whose dedication and commitment in supplying products and services meet TI's high standards for excellence, and recognizes those suppliers who exemplify the highest levels of excellence and emphasize continuous improvement efforts to achieve greater customer results. In addition, we successfully proliferated Prober Interface Board direct docking. We started with one customer; and by the end of 2012 we were installed with four customers at a total of 10 sites in the United States, Europe and Asia. On another front, we recently shipped the first set of inTEST docking hardware to implement single board direct probing on the Ultra Flex tester. We also secured design wins at a major Integrated Device Manufacturer (IDM) on various test platforms, and we're working with a major IDM on manipulator, docking and interface products for a new internal test system scheduled for release in the third quarter of 2013. On the Cobal front, we achieved our first Cobal 500 installs in Thailand, the Cobal 250 manipulator is now available for over 20 test systems, and the Cobal 500 manipulator is now available for 10 different test systems. And, among other design initiatives we are working on, we are developing new docking hardware for higher-end applications offering sophisticated automation.

Electrical Products Segment

Any given tester model is designed to test a wide variety of different ICs. Because each type of IC has different circuit configurations, adaption is needed between the "generic" tester and the particular kind of IC being tested. inTEST tester interfaces are used to do this, providing a customized electronic bridge between the tester and the specific type of IC being tested. Our tester interface products are purchased primarily for manufacturing capacity expansion.

During 2012, our electrical segment relocated to a new facility in Fremont, CA. We also developed a new wafer probe interface at the request of a major IDM, which has been field tested and approved, with orders expected in 2013. We are now the OEM supplier of wafer probe interfaces to a major tester company for their discrete component tester. And we entered into a joint development agreement with a major tester company of super high density, 10,000-pin wafer sort interface and corresponding hardware.

Positioned for Growth ~ Creating Long-Term Value

The diversification of our served markets outside of our traditional semiconductor markets helps to mitigate the cyclicality that is so closely tied to the semiconductor industry and affords us several exciting new opportunities with multiple new customers. This is a strength we will continue to leverage as non-semiconductor related products will play a substantial role in our growth strategy and success. Our long-term objective is to grow and evolve inTEST Corporation from our origins as an ATE company with a primary focus on semiconductors into a multi-faceted industrial-test company that serves an expanding number of related growth markets.

We have transformed inTEST largely through acquisitions, most notably in our Thermal Products Segment. While many of our peers are looking to M&A as a means of survival, our core semiconductor business provides a solid business platform from which we can grow. We have added five companies to our operations in the last 15 years—a very successful track record of acquisitions, which have bolstered our growth opportunities. We enter 2013 with a diversified product portfolio, serving growth markets, and we are well positioned to meet the needs of our customers who continue to strategically increase their overall test capacity as they seek to meet end market demand for a broad range of products. Our diversified market penetration, along with our fiscal discipline, has resulted in profitability for inTEST, even in the challenging climate experienced in 2012. We believe that when the semiconductor cycle rebounds and resumes its more normal patterns of growth, we will be optimally positioned to achieve higher levels of profitablity.

We extend our sincere appreciation and thanks to our customers, employees, stockholders, and suppliers for their continued trust, confidence and support during the past year. We remain committed to maintaining the highest ethical standards in our relationships with employees, customers, stockholders and the public at large, and to exceeding our customers' expectations while protecting stockholder value.

Sincerely,



Robert E. Matthiessen
President & CEO
May 2, 2013



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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number 0-22529

inTEST Corporation

(Exact name of registrant as specified in its charter)

DELAWARE	**22-2370659**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
804 EAST GATE DRIVE, SUITE 200 **MT. LAUREL, NEW JERSEY** (Address of Principal Executive Offices)	**08054** (Zip Code)

Registrant's telephone number, including area code: (856) 505-8800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold on June 30, 2012 (the last business day of the registrant's most recently completed second fiscal quarter), was: $26,606,021.

The number of shares outstanding of the registrant's Common Stock, as of March 15, 2013, was 10,450,178.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement of the registrant for the registrant's 2013 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Report, are incorporated by reference into Part III of this Report.

inTEST CORPORATION
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2012

INDEX

inTEST CORPORATION
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2012

PART I

Item 1. BUSINESS

Cautionary Statement Regarding Forward-Looking Statements

From time to time, we make written or oral "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements contained in our filings with the Securities and Exchange Commission, or SEC, (including this Report on Form 10-K), our annual report to stockholders and in other communications. These statements do not convey historical information, but relate to predicted or potential future events, such as statements of our plans, strategies and intentions, or our future performance or goals. Our forward-looking statements can often be identified by the use of forward-looking terminology such as "believes," "expects," "intends," "may," "will," "should" or "anticipates" or similar terminology, and include, but are not limited to, statements made in this Report regarding:

- the sufficiency of cash balances, lines of credit and net cash from operations;
- indications of a change in the industry cycles in the integrated circuit, or IC, and automatic test equipment, or ATE, industries or other industries we serve;
- developments and trends in the IC and ATE industries;
- the success of our strategy to diversify our business by entering markets outside the IC and ATE industries, including the automotive, consumer electronics, defense/aerospace, energy and telecommunications industries;
- the possibility of future acquisitions or dispositions;
- costs associated with the implementation of new SEC regulations;
- the development of new products and technologies by us or our competitors;
- the availability of materials used to manufacture our products;
- the availability of and retention of key personnel;
- general economic conditions both domestically and globally;
- net revenues generated by foreign subsidiaries;
- effects of exchange rate fluctuations;
- variable product warranty costs;
- pressure on prices from OEM customer supply line managers;
- stock price fluctuations;
- the anticipated market for our products; and
- other projections of net revenues, taxable earnings (loss), net earnings (loss), net earnings (loss) per share, capital expenditures and other financial items.

Investors and prospective investors are cautioned that such forward-looking statements are only projections based on current estimations. These statements involve risks and uncertainties and are based upon various assumptions. We discuss many of these risks and uncertainties under Item 1A "Risk Factors," below, and elsewhere in this Report. These risks and uncertainties, among others, could cause our actual future results to differ materially from those described in our forward-looking statements or from our prior results. We are not obligated to update these forward-looking statements, even though our situation may change in the future.

INTRODUCTION

We are an independent designer, manufacturer and marketer of mechanical, thermal and electrical products that are used by semiconductor manufacturers in conjunction with ATE, in the testing of ICs. In addition, in recent years we have marketed our thermal products in industries outside the ATE industry, such as the automotive, aerospace and telecommunications industries. Our high performance products are designed to enable our customers to improve the efficiency of their test processes and, consequently, their profitability. We sell our products worldwide. Within the ATE industry, we sell our products both directly to major semiconductor manufacturers and semiconductor test subcontractors and through leading ATE manufacturers. In industries outside the ATE industry, we sell our products directly to the end user of the product. Our largest customers include Avago Technologies Limited, Emerson Electric Co., Hakuto Co. Ltd., Intel Corporation, NXP Semiconductors N.V., PDF Solutions, Inc., Raytheon Company, Samsung Electronics Co., Ltd., Teradyne, Inc. and Texas Instruments Incorporated.

Item 1. BUSINESS (Continued)

The consolidated entity is comprised of inTEST Corporation (parent) and our wholly-owned subsidiaries. inTEST Corporation was incorporated in New Jersey in 1981 and reincorporated in Delaware in April 1997. We manage our business as three product segments, as more fully discussed under "Our Segments" below, which consist of our Thermal Products, Mechanical Products and Electrical Products segments.

INDUSTRY

Overview

Historically, the semiconductor market has been characterized by rapid technological change, wide fluctuations in demand and shortening product life cycles. Designers and manufacturers of a variety of electronic and industrial products, such as cell phones, telecom and datacom systems, Internet access devices, computers, transportation and consumer electronics, require increasingly complex ICs to provide improved end-product performance demanded by their customers. Semiconductor manufacturers generally compete based on product performance and price. We believe that testing costs represent a significant portion of the total cost of manufacturing ICs. Semiconductor manufacturers remain under pressure to maximize production yields and reduce testing costs. At the same time, the growing complexity of ICs has increased the difficulty of maximizing test yields. In order to address these market trends, semiconductor manufacturers strive for more effective utilization of ATE, smaller test areas and increased wafer level testing.

Demand for new ATE and related equipment depends upon several factors, including the demand for products that incorporate ICs, the increasing complexity of ICs and the emergence of new IC design, production and packaging technologies. Some of the evolutionary changes in IC technologies included the shift to 300 mm wafers in production, system-on-a-chip, or SOC, where digital, analog and memory functions are combined on a single IC, and chip scale packaging. As a result of these and other advances, semiconductor manufacturers may require additional ATE not only to handle increases in production but also to handle the more sophisticated testing requirements of ICs.

IC Test Process

Semiconductor manufacturers typically produce ICs in multiples of several hundred on a silicon wafer which is later separated or "diced" into individual ICs. Extended leads are then attached to the individual ICs, for later connection to other electrical components. In most cases, the ICs are then encapsulated in a plastic, ceramic or other protective housing. These process steps are called "packaging."

Wafers are tested before being diced and packaged, to ensure that only properly functioning ICs are packaged. This testing step has several names, including "front-end test," "wafer test," "wafer probe" or "wafer sort." In front-end test, an electronic handling device known as a wafer prober automatically positions the wafer under a probe card which is electronically connected to a "test head," which connects electrically to a test system. During front-end testing there is a growing trend of thermally conditioning the wafer during test, especially in the memory and automotive markets. Once the good ICs have been identified, they are packaged.

The packaged ICs also require testing, called "back-end test" or "final test," to determine if they meet design and performance specifications. Packaged ICs are tested after loading into another type of electronic handling device called a "package handler" or "handler," which then transfers the packaged ICs into a test socket which is attached to the test head. These handlers may be temperature controlled for testing. "Wafer probers" and "handlers" are sometimes referred to in this Report collectively as "electronic device handlers."

Testers range in price from approximately $100,000 to over $2.0 million each, depending primarily on the complexity of the IC to be tested and the number of test heads (typically one or two) with which each tester is configured. Probers and handlers range in price from approximately $50,000 to $500,000. A typical test floor of a large semiconductor manufacturer may have 100 test heads and 100 probers or 250 handlers supplied by various vendors for use at any one time.

Item 1. BUSINESS (Continued)

Test head manipulators, also referred to as positioners, facilitate the movement of the test head to the electronic device handler. Docking hardware mechanically connects the test head to the wafer prober or handler. Tester interface products provide the electrical connection between the test head and the wafer or packaged IC. Traditionally, temperature management products are used in back-end test to allow a manufacturer to test packaged ICs under the extreme temperature conditions in which the IC may be required to operate. However, we believe that temperature-controlled testing will be an increasingly important part of front-end wafer testing as more parameters traditionally tested in back end-test are moved to front-end test.

Trends in IC Testing

ATE is used to identify unacceptable packaged ICs and bad die on wafers. ATE assists IC manufacturers in controlling test costs by performing IC testing in an efficient and cost-effective manner. In order to provide testing equipment that can help IC manufacturers meet these goals, we believe the ATE industry must address the following issues:

Change in Technology. End-user applications are demanding ICs with increasingly higher performance, greater speeds, and smaller sizes. ICs that meet these higher standards, including SOC designs, are more complex and dense. These technology trends have significant implications for the IC testing process, including:

- the need for test heads of higher complexity;
- higher signal densities;
- increasing test speeds; and
- a new generation of testers for SOC and other technologies.

Need for Plug-Compatibility and Integration. Semiconductor manufacturers need test methodologies that will perform increasingly complex tests while lowering the overall cost of testing. This can require combining ATE manufactured by various companies into optimally performing systems. Semiconductor manufacturers have to work closely with various test hardware, software, interface and component vendors to resolve design and compatibility issues in order to make these vendors' products plug-compatible with test equipment manufactured by other vendors.

Testing Under Extreme Conditions. ICs will have to perform across a wider spectrum of temperature and environmental conditions than ever before because of the growing complexity of products in which they are deployed. In recent years, temperature testing has found an increasing role in front-end, wafer level testing. Creating a uniform thermal profile over much larger wafer areas represents a significant engineering and design challenge for ATE manufacturers.

Demand for Higher Levels of Technical Support. As IC testing becomes more complex, semiconductor manufacturers demand higher levels of technical support on a routine basis. ATE manufacturers must commit appropriate resources to technical support in order to develop close working relationships with their customers. This level of support also requires close proximity of service and support personnel to customers' facilities.

Cost Reduction Through Increased Front-End Testing. As the cost of testing ICs increases, semiconductor manufacturers will continue to look for ways to streamline the testing process to make it more cost-effective, such as the trend to use massive parallel test, in which semiconductor manufacturers test multiple ICs on the wafer simultaneously. We believe that this factor will lead to more front-end, wafer-level testing.

OUR SOLUTIONS

Historically, we have focused our development efforts on designing and producing high quality products that provide superior performance and cost-effectiveness. We have sought to address each manufacturer's individual needs through innovative and customized designs, use of the best materials available, quality manufacturing practices and personalized service. We have designed solutions to overcome the evolving challenges facing the ATE industry, which we believe provide the following advantages:

Item 1. BUSINESS (Continued)

Temperature-Controlled Testing. Our Thermostream (R) products are used by manufacturers in a number of industries to stress test a variety of semiconductor and electronic components, PC boards and sub-assemblies. Our Thermochuck (R) products are used by semiconductor manufacturers for front-end temperature stress screening at the wafer level. Factors motivating manufacturers to use temperature testing include design characterization, failure analysis and quality control as well as determining performance under extreme operating temperatures, all of which contribute to manufacturing cost savings. Our acquisitions of Sigma Systems Corporation ("Sigma"), in October 2008, and Thermonics, Inc. ("Thermonics"), in January 2012, have significantly increased our product offerings in the area of temperature-controlled testing. Sigma's thermal platforms and temperature chambers can accommodate large thermal masses and are found in both laboratory and production environments. Thermonics products provide a range of precision temperature forcing systems used throughout various industries to verify the performance of products at a range of temperatures.

Scalable, Universal, High Performance Interface Technology. Our universal test head manipulators provide a high degree of positioning flexibility with a minimum amount of effort. As a result, our products can be used in virtually any test setting. Our manipulator products are designed to accommodate the increased size of test heads. Our docking hardware offers precise control over the connection to test sockets, probing assemblies and interface boards, reducing downtime and minimizing costly damage to fragile components. Our tester interface products optimize the integrity of the signals transmitted between the test head and the device under test by being virtually transparent to the test signals. This results in increased accuracy of the test data and may thus enable improved test yields. We believe that these characteristics will gain even more significance as testing becomes even more demanding.

Compatibility and Integration. A hallmark of our products has been, and continues to be, compatibility with a wide variety of ATE. Our mechanical products are all designed to be used with otherwise incompatible ATE. We believe this integrated approach to ATE facilitates smooth changeover from one tester to another, longer lives for interface components, better test results, increased ATE utilization and lower overall test costs.

Worldwide Customer Service and Support. We have long recognized the need to maintain a physical presence near our customers' facilities. As of December 31, 2012, we had domestic manufacturing facilities in New Jersey, Massachusetts and California and provided service to our customers from sales and service offices in the U.S., U.K., Germany and Singapore. Our engineers are easily accessible to, and can work directly with, most of our customers from the time we begin developing our initial proposal, through the delivery, installation and use of the product by our customer. In this way, we are able to develop and maintain close relationships with our customers.

OUR STRATEGIES

In the last several years we have had to balance our actions to achieve appropriate adjustments to our operating structure and yet meet the needs of our customers in the changing business environment. In addition, we remain committed to our goals of being recognized in our markets as the designer and manufacturer of the highest quality and most cost effective products and becoming the key supplier of all of our customers' product testing needs, other than probers, handlers and testers. Our strategies to achieve these goals include the following:

Pursuing Revenue Growth Opportunities Outside the Semiconductor ATE Market. Another element of our growth strategy is to pursue revenue growth opportunities in markets we have not traditionally served, such as the automotive, consumer electronics, defense/aerospace, energy and telecommunications industries. We believe that we may be able to reduce some of the cyclicality that we have historically experienced by further diversifying our revenue streams outside the semiconductor ATE market. We see the most potential for this within our Thermal Products segment. For the years ended December 31, 2012 and 2011 approximately $6.6 million or 15% and $12.6 million or 27%, respectively, of our consolidated net revenues were derived from markets outside semiconductor test. These revenues were all generated by our Thermal Products segment. We cannot determine at this time whether we will be successful in building our sales in these non-traditional markets or what the growth rate of our sales in these markets will be in future periods.

Providing Technologically Advanced Solutions. We are committed to designing and producing only the highest quality products which incorporate innovative designs to achieve optimal cost-effectiveness and functionality for each customer's particular situation. Our engineering and design staff is continually engaged in developing new and improved products and manufacturing processes.

Item 1. BUSINESS (Continued)

Pursuing Synergistic Acquisitions. A key element of our growth strategy has been to acquire businesses, technologies or products that are complementary to our current product offerings. Since our initial public offering in 1997, we have acquired several businesses which have enabled us to expand our line of product offerings and have given us the opportunity to market a broader range of products to our customer base. In particular, the acquisitions of Temptronic in 2000, Sigma acquisition in 2008, and Thermonics acquisition in 2012, provided access to markets that are less sensitive to cyclicality than the ATE market. We seek to make acquisitions that will further expand our product lines as well as increase our exposure to markets outside of the ATE market.

Leveraging Our Strong Customer Relationships. Our technical personnel work closely with ATE manufacturers to design tester interface and docking hardware that are compatible with their ATE. As a result, we are often privy to proprietary technical data and information about these manufacturers' products. We believe that because we do not compete with ATE manufacturers in the prober, handler and tester markets, we have been able to establish strong collaborative relationships with these manufacturers that enable us to develop ancillary ATE products on an accelerated basis.

Maintaining Our International Presence. Our existing and potential customers are concentrated in certain regions throughout the world. We believe that we must maintain a presence in the markets in which our customers operate. We currently have offices in the U.S., U.K., Germany and Singapore.

Controlling costs. At the same time as we are pursuing growth opportunities, we will seek ways to more aggressively streamline our cost structure, so that we are positioned to offer products at prices that provide the margin for a reasonable profit as well as the resources for continual product development.

OUR SEGMENTS

Our business is managed as three segments, which are also our reporting units: Thermal Products, Mechanical Products and Electrical Products. Our Thermal Products segment consists of our subsidiaries in Mansfield, Massachusetts (Temptronic Corporation, Sigma Systems Corp. and Thermonics, Inc.), Germany (inTEST Thermal Solutions GmbH), and Singapore (inTEST Pte Ltd.). Our Mechanical Products segment consists of our manufacturing operation in Mt. Laurel, New Jersey. Our Electrical Products segment consists of our subsidiary in Freemont, California (inTEST Silicon Valley Corporation).

Semiconductor manufacturers use our mechanical products during testing of wafers and specialized packaged ICs. They use our thermal and electrical products in both front-end and back-end testing of ICs. These ICs include microprocessors, digital signal processing chips, mixed signal devices, MEMS (Micro-Electro-Mechanical Systems), application specific ICs and specialized memory ICs, and are used primarily in the automotive, aerospace, computer, consumer products and telecommunications industries. We custom design most of our products for each customer's particular combination of ATE.

Thermal Products

Our thermal products are sold into the environmental test market encompassing a wide variety of industries including the ATE, automotive, consumer electronics, defense/aerospace, energy and telecommunications industries. Our thermal products enable a manufacturer to test semiconductor wafers and ICs, electronic components and assemblies, mechanical assemblies and electromechanical assemblies. These products provide the ability to characterize and stress test a variety of materials over extreme and variable temperature conditions that can occur in actual use.

ThermoStream(R) Products: Our ThermoStream(R) products are used in the semiconductor industry as a stand-alone temperature management tool, or in a variety of electronic test applications as part of our MobileTemp systems. ThermoStream(R) products provide a source of heated and cooled air which can be directed over the component or device under test. These systems are capable of controlling temperatures to within +/- 0.1 degree Celsius over a range of -100 degrees Celsius to as high as +300 degrees Celsius within 1.0 degree Celsius of accuracy. As a stand-alone tool, ThermoStreams(R) provide a temperature-controlled air stream to rapidly change and stabilize the temperature of packaged ICs and other devices.

Our MobileTemp Series combines our ThermoStream(R) products with our family of exclusive, high-speed ThermoChambers to offer thermal test systems with fast, uniform temperature control in a compact package enabling temperature testing at the test location. MobileTemp Systems are designed specifically for small thermal-mass applications beyond the semiconductor market and have found application in the automotive, electronic, fiber optic and oil field service industries testing such things as electronic sub-assemblies, sensor assemblies, and printed circuit boards.

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Traditionally, our customers used ThermoStream(R) products primarily in engineering, quality assurance and small-run manufacturing environments. However, increasingly, our customers use ThermoStream(R) products in longer-run production applications. ThermoStream(R) and MobileTemp products range in price from approximately $15,000 to $50,000.

Sigma has significantly broadened our product line and provided access to a wide array of market applications. Sigma products are used to test or condition products in almost every market, including food, electronic test, and material test, to name a few.

ThermoChambers: Our chamber products are available in a variety of sizes, from small bench-top units to chambers with internal volumes of twenty-seven cubic feet and greater and with temperature ranges as wide as from -190 degrees Celsius to +500 degrees Celsius. Chambers can be designed to utilize liquid nitrogen or liquid carbon dioxide cooling or mechanical refrigeration, and sometimes both. These chambers can accommodate large thermal masses and are found in both laboratory and production environments. Chambers are priced from $15,000 to $150,000.

Thermal Platforms: Our platforms are available in surface sizes ranging from 7.2 square inches to 396 square inches. They provide a flat, thermally conductive, precisely temperature controllable surface that is ideal for conditioning and testing devices with a flat surface. Platforms are available with temperature ranges as broad as -100 degrees Celsius to +250 degrees Celsius. Thermal platforms can be designed to utilize either liquid nitrogen or liquid carbon dioxide cooling or mechanical refrigeration. Platforms offer virtually unimpeded access to the device under test and their easy access and compact size makes them ideal for convenient bench-top use. Platforms are priced from $6,500 to $65,000.

ThermoChuck(R) Products: Our ThermoChuck(R) precision vacuum platform assemblies, used primarily in the semiconductor industry, quickly change and stabilize the temperature of semiconductor wafers accurately and uniformly during testing without removing the wafer from its testing environment. Such temperatures can range from as low as -65 degrees Celsius to as high as +400 degrees Celsius. ThermoChucks(R) are incorporated into wafer prober equipment for laboratory analysis and for in-line production testing of semiconductor wafers. ThermoChuck(R) products range in price from approximately $16,000 to $90,000.

<u>*Mechanical Products*</u>

Manipulator Products. We offer four lines of manipulator products: the in2(R), the M Series, the Aero Series and the Cobal Series. These free-standing universal manipulators can hold a variety of test heads and enable an operator to reposition a test head for alternate use with any one of several probers or handlers on a test floor. Certain members of the Aero family are also available as a lower-cost solution for dedicated prober-only or handler-only test cell applications.

The in2(R) and Cobal Series of manipulator products incorporate our balanced floating-head design. This design permits a test head weighing up to 3,000 pounds to be held in an effectively weightless state, so it can be moved manually or with optional powered assistance, up or down, right or left, forward or backward and rotated around each axis (known as six degrees of motion freedom) by an operator using a modest amount of force. The same design features enable the operator to dock the test head without causing inadvertent damage to the fragile electrical contacts. As a result, after testing a particular production lot of ICs, the operator can quickly and easily disconnect a test head that is held in an in2(R) manipulator and equipped with our docking hardware and dock it to another electronic device handler for testing either a subsequent lot of the same packaged ICs or to test different ICs. The in2(R) and Cobal Series manipulators range in price from approximately $12,000 to $60,000.

The M Series line of manipulator products consists of the M400 and M500 manipulators. These compact universal manipulators are designed to handle test heads weighing less than 550 pounds. The up and down movement is counter-balanced by an air-pressure-based floating state technology. The M Series manipulators range in price from approximately $12,000 to $30,000.

The Aero Series of manipulator products consists of the Aero 450H and Aero 150P manipulators. These manipulators are designed to handle test heads weighing less than 1,500 pounds. The up and down movement is supported by an air-pressure-based floating state technology. The Aero Series manipulators range in price from $10,000 to $30,000.

Docking Hardware Products. Our docking hardware products protect the delicate interface contacts and ensure proper repeatable and precise alignment between the test head's interface board and the prober's probing assembly or the handler's test socket as they are brought together, or "docked." A simple cam action docks and locks the test head to the prober or handler, thus eliminating motion of the test head relative to the prober or handler. This minimizes deterioration of the interface boards,

Item 1. BUSINESS (Continued)

test sockets and probing assemblies which is caused by constant vibration during testing. Our docking hardware products are used primarily with floating-head universal manipulators when maximum mobility and inter-changeability of handlers and probers between test heads is required. By using our docking hardware products, semiconductor manufacturers can achieve cost savings through improved ATE utilization, improved accuracy and integrity of test results, and reduced repairs and replacements of expensive ATE interface products.

We believe our docking hardware products offer our customers the ability to make various competing brands of test heads compatible with various brands of probers and handlers by only changing interface boards. This is called "plug-compatibility." Plug-compatibility enables increased flexibility and utilization of test heads, probers and handlers purchased from various manufacturers. We believe that because we do not compete with ATE manufacturers in the sale of probers, handlers or testers, ATE manufacturers are willing to provide us with the information that is integral to the design of plug-compatible products. Our docking hardware products range in price from approximately $2,000 to $25,000.

Electrical Products

Our electrical products, which include various types of tester interfaces, provide the electrical connections between the tester and the wafer prober or IC handler to carry the electrical signals between the tester and the probe card on the prober or the test socket on the handler. Our designs optimize the integrity of the transmitted signal. Therefore, our tester interfaces can be used with high speed, high frequency, digital or mixed signal testers used in testing more complex ICs. Because our tester interface products enable the tester to provide more reliable yield data, our interfaces may also reduce IC production costs. We design standard and modular interface products to address most possible tester/prober combinations on the market today. In addition, we provide a custom design service that will allow any of our customers to use virtually any tester, prober or handler combination with any type of device, such as analog, digital, mixed signal and radio frequency. For example, our Centaur(R) modular interface is designed to provide flexibility and scalability through the use of replaceable signal modules which can be easily changed on the test floor as our customers' testing requirements change. In addition to the Centaur(R) modular interface, we also offer over 200 different types of tester interface models that we custom designed for our customers' specific applications. These products range in price from approximately $7,000 to $40,000.

Financial Information About Product Segments and Geographic Areas

Please see Note 17 of our consolidated financial statements included in Item 8 of this Report on Form 10-K for additional data regarding net revenues, profit or loss and total assets of each of our segments and revenues attributable to foreign countries.

MARKETING, SALES AND CUSTOMER SUPPORT

We market and sell our products primarily in markets where semiconductors are manufactured. North American and European semiconductor manufacturers have located most of their back-end factories in Southeast Asia. The front-end wafer fabrication plants of U.S. semiconductor manufacturers are primarily in the U.S. Likewise, European, Taiwanese, South Korean and Japanese semiconductor manufacturers generally have located their wafer fabrication plants in their respective countries.

Thermal Products: We market our thermal products under the inTEST Thermal Solutions name and sales to ATE manufacturers are handled directly by our own sales force. Sales to semiconductor manufacturers and customers in other industries in the U.S. are handled through independent sales representative organizations. In Singapore and Malaysia, our sales and service are handled through our internal sales and service staff. In the rest of Asia, our sales are handled through distributors. In Europe, sales managers at our office in Germany, as well as regional distributors and independent sales representatives, sell to semiconductor manufacturers and customers in other industries. We visit our distributors regularly and have trained them to sell and service all of our thermal products.

Mechanical and Electrical Products: In North America, we sell to semiconductor manufacturers principally through the use of independent, commissioned sales representatives. North American sales representatives also coordinate product installation and support with our technical staff and participate in trade shows.

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Our internal sales staff handles sales to ATE manufacturers and is responsible for a portfolio of customer accounts and for managing certain independent sales representatives. In addition, our account managers are responsible for pricing, quotations, proposals and transaction negotiations, and they assist with applications engineering and custom product design. Technical support is provided to North American customers and independent sales representatives by employees based in New Jersey, California and Texas.

In Europe we sell to semiconductor and ATE manufacturers through our internal sales staff and through the use of independent sales representatives. Technical support is provided to European customers by an employee based in the UK or by independent sales representatives who we have trained. In China, Malaysia, the Philippines, Singapore, South Korea, Taiwan and Thailand, we sell through the use of independent sales representatives who are supervised by our internal sales staff. International sales representatives are responsible for sales, installation, support and trade show participation in their geographic market areas. Technical support is provided to Asian customers primarily by employees based in Malaysia, the Philippines and Taiwan.

CUSTOMERS

We market all of our products to end users, which include semiconductor manufacturers and third-party foundries, test and assembly houses, as well as to original equipment manufacturers ("OEMs"), which include ATE manufacturers and their third-party outsource manufacturing partners. In the case of thermal products, we also market our products to independent testers of semiconductors, manufacturers of automotive, consumer electronics, defense/aerospace, energy and telecommunications products, and semiconductor research facilities. Our customers use our products principally in production testing, although our ThermoStream(R) products traditionally have been used largely in engineering development and quality assurance. We believe that we sell to most of the major semiconductor manufacturers in the world.

Texas Instruments Incorporated accounted for 14% and 12% of our consolidated net revenues in 2012 and 2011, respectively. Teradyne, Inc. accounted for 11% of our consolidated net revenues in 2012. While all three of our operating segments sold to these customers, these revenues were primarily generated by our Mechanical Products and Electrical Products segments. Our ten largest customers accounted for approximately 47% and 49% of our net revenues in 2012 and 2011, respectively. The loss of any one or more of our largest customers, or a reduction in orders by a major customer, could materially reduce our net revenues or otherwise materially affect our business, financial condition, or results of operations.

Our largest customers in 2012 include:

Semiconductor Manufacturers	ATE Manufacturers	Other
Avago Technologies	Teradyne, Inc.	Emerson Electric Co.
Intel Corporation		Hakuto Co. Ltd
NXP Semiconductors		Raytheon Company
PDF Solutions		
Samsung Electronics		
Texas Instruments Incorporated		

MANUFACTURING AND SUPPLY

As of December 31, 2012, our principal manufacturing operations consisted of assembly and testing at our facilities in Massachusetts, New Jersey and California. In February 2011, we relocated our Thermal Products segment's manufacturing operations from Sharon, Massachusetts to a new, smaller facility in Mansfield, Massachusetts. In January 2011, we relocated our Mechanical Products segment manufacturing operations and our corporate offices from Cherry Hill, New Jersey to a new, smaller facility in Mt. Laurel, New Jersey. In March 2012, we relocated our Electrical Products segment's manufacturing operations from San Jose, California to a new, smaller facility in Fremont, California. The consolidation and relocations of manufacturing operations were done to reduce our fixed operating costs and streamline operations as more fully discussed in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

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We assemble most of our products from a combination of standard components and custom parts that have been fabricated to our specifications by either third-party manufacturers or our own fabrication operation in New Jersey. Our practice is to use the highest quality raw materials and components in our products. The primary raw materials used in fabricated parts are all widely available. We purchase substantially all of our components from multiple suppliers. We purchase certain raw materials and components from single suppliers, however we believe that all materials and components are available in adequate amounts from other sources, although from time to time, certain components may be in short supply because of high demand or the inability of some vendors to consistently meet our quality or delivery requirements.

We conduct inspections of incoming raw materials, fabricated parts and components using sophisticated measurement equipment. This includes testing with coordinate measuring machines in all but one of our manufacturing facilities to ensure that products with critical dimensions meet our specifications. We have designed our inspection standards to comply with applicable MIL specifications and ANSI standards.

In 2001, we obtained ISO 9001:1994 certification at our New Jersey facility. During 2003, we made the determination to upgrade to ISO 9001:2000 at our New Jersey facility, which was completed in 2007. In May 2003, our California facility obtained ISO 9001:2000 certification. Neither our New Jersey nor our California facility have completed their 2009 ISO audits due to the loss of most of our internal ISO auditors in our reductions in force. As a result, we are no longer ISO 9001 certified, although we continue to employ all the practices embodied in this standard. Our Massachusetts facility completed ISO 9001:2000 certification in November 2004 and upgraded to ISO 9001:2008 in November 2009.

ENGINEERING AND PRODUCT DEVELOPMENT

Our success depends on our ability to provide our customers with products and solutions that are well engineered, and to design those products and solutions before, or at least no later than, our competitors. As of December 31, 2012, we employed a total of 25 engineers, who were engaged full time in engineering and product development. In addition, when the demands of engineering and product development projects exceed the capacity or knowledge of our in-house staff, we retain temporary third-party engineering and product development consultants to assist us. Our practice in many cases is to assign engineers to work with specific customers, thereby enabling us to develop the relationships and exchange of information that is most conducive to successful product development and enhancement. In addition, some of our engineers are assigned to new product research and development and have worked on such projects as the development of new types of universal manipulators, the redesign and development of new thermal products and the development of high performance interfaces.

Since most of our products are customized, we consider substantially all of our engineering activities to be engineering and product development. We spent approximately $3.9 million in 2012 and $3.2 million in 2011 on engineering and product development, respectively.

PATENTS AND OTHER PROPRIETARY RIGHTS

Our policy is to protect our technology by filing patent applications for the technologies that we consider important to our business. We also rely on trademarks, trade secrets, copyrights and unpatentable know-how to protect our proprietary rights. It is our practice to require that all of our employees and third-party product development consultants assign to us all rights to inventions or other discoveries relating to our business that were made while working for us. In addition, all employees and third-party product development consultants agree not to disclose any private or confidential information relating to our technology, trade secrets or intellectual property.

As of December 31, 2012, we held 45 active U.S. patents and had 16 pending U.S. patent applications covering various aspects of our technology. Our U.S. patents expire at various times beginning in 2013 and extending through 2030. During 2012, two U.S. patents were issued and we had seven U.S. patents expire. We do not believe that the expiration of these patents or the upcoming expiration of certain of our patents in 2013 will have a material impact on our business. Our acquisition of Thermonics during 2012 provided one additional active patent, which is included in these totals. We also hold foreign patents and file foreign patent applications, in selected cases corresponding to our U.S. patents and patent applications, to the extent management deems appropriate.

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While we believe that our patents and other proprietary rights are important to our business, we also believe that, due to the rapid pace of technological change in the semiconductor equipment industry, the successful manufacture and sale of our products also depends upon our engineering, manufacturing, marketing and servicing skills. In the absence of patent protection, we would be vulnerable to competitors who attempt to copy or imitate our products or processes. We believe our intellectual property has value, and we have taken in the past, and will take in the future, actions we deem appropriate to protect such property from misappropriation. There can be no assurance, however, that such actions will provide meaningful protection from competition. For additional information regarding risks related to our intellectual property, see "Risk Factors. "

COMPETITION

We operate in an increasingly competitive environment within each of our product segments. Some of our competitors have greater financial resources and more extensive design and production capabilities than we do. Certain markets in which we operate have recently become more fragmented, with smaller companies entering the market. These new smaller entrants typically have much lower levels of fixed operating overhead than we do, which enables them to be profitable with lower priced products. In order to remain competitive with these and other companies, we must be able to continue to commit a significant portion of our personnel, financial resources, research and development and customer support to developing new products and maintaining customer relationships worldwide.

Our competitors include independent manufacturers, ATE manufacturers and, to a lesser extent, semiconductor manufacturers' in-house ATE interface groups. Competitive factors in our market include price, functionality, timely product delivery, customer service, applications support, product performance and reliability. We believe that our long-term relationships with the industry's leading semiconductor manufacturers and other customers, and our commitment to, and reputation for, providing high quality products, are important elements in our ability to compete effectively in all of our markets.

Our principal competitor for Thermostream products is FTS Systems. Our principal competitors for Thermochuck products include ERS Electronik GmbH, Advanced Temperature Systems GmbH and Espec Corp. Our principal competitors for environmental chambers are Thermotron Industries, Cincinnati Sub-Zero Products, Inc. and Espec Corp. Our principal competitor for thermal platforms is Environmental Stress Systems Inc.

Our principal competitors for manipulator products are Esmo AG and Reid-Ashman Manufacturing. Our principal competitors for docking hardware products include Esmo AG, Knight Automation and Reid-Ashman Manufacturing. We also compete with the ATE manufacturers Advantest Corporation and Teradyne (who are also our customers) on the sale of docking hardware and manipulators.

Our principal competitors for tester interface products are Reid-Ashman Manufacturing, Esmo AG and Integrated Test Corporation.

BACKLOG

At December 31, 2012, our backlog of unfilled orders for all products was approximately $4.2 million compared with approximately $4.0 million at December 31, 2011. Our backlog includes customer orders which we have accepted, substantially all of which we expect to deliver in 2013. While backlog is calculated on the basis of firm purchase orders, a customer may cancel an order or accelerate or postpone currently scheduled delivery dates. Our backlog may be affected by the tendency of customers to rely on shorter lead times available from suppliers, including us, in periods of depressed demand. In periods of increased demand, there is a tendency towards longer lead times that has the effect of increasing backlog. As a result of these factors, our backlog at a particular date is not necessarily indicative of sales for any future period.

EMPLOYEES

At December 31, 2012, we had 131 full time employees, including 63 in manufacturing operations, 47 in customer support/operations and 21 in administration. Substantially all of our key employees are highly skilled and trained technical personnel. None of our employees are represented by a labor union, and we have never experienced a work stoppage. From time to time we retain third-party contractors to assist us in manufacturing operations and engineering and product development projects.

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ADDITIONAL INFORMATION

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports that are filed with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, are available free of charge through our website (www.intest.com) as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC.

Item 1A. RISK FACTORS

The following are some of the factors that could materially and adversely affect our future performance or could cause actual results to differ materially from those expressed or implied in our forward-looking statements. The risks and uncertainties described below are not the only ones facing us and we cannot predict every event and circumstance that may adversely affect our business. However, these risks and uncertainties are the most significant factors that we have identified at this time. If one or more of these risks actually occurs, our business, results of operations, and/or financial condition would likely suffer, and the price of our stock could be negatively affected.

Global economic cycles, which are difficult to predict, have had an impact on our business and may continue to do so.

Demand for our products and our operating results have in the past been negatively affected by sudden downturns in the global economies and the resulting reduction in customer capital investment. Such conditions deteriorated significantly in many countries and regions in late 2008 and throughout 2009. While economic conditions began to improve during late 2009 in many countries and regions, they still remain below historical levels and may remain depressed for the foreseeable future. In the last several years, political instability in Europe, the Middle East and North Africa has negatively affected global financial markets. In the past, these uncertainties have caused our customers to cancel or postpone deliveries of ordered systems and not to place new orders. Continued global economic uncertainties may continue to depress future sales of our products and services.

Our sales are affected by the cyclicality of the semiconductor industry, which causes our operating results to fluctuate significantly.

Our business depends in significant part upon the capital expenditures of semiconductor manufacturers. Capital expenditures by these companies depend upon, among other things, the current and anticipated market demand for semiconductors and the products that utilize them. Typically, semiconductor manufacturers curtail capital expenditures during periods of economic downtown. Conversely, semiconductor manufacturers increase capital expenditures when market demand requires the addition of new or expanded production capabilities or the reconfiguration of existing fabrication facilities to accommodate new products. These market changes have contributed in the past, and will likely continue to contribute in the future, to fluctuations in our operating results.

Our business is subject to intense competition.

We face significant competition throughout the world in each of our product segments. Some of our competitors have substantial financial resources and more extensive design and production capabilities than we do. In order to remain competitive, we must be able to continually commit a significant portion of our personnel and financial resources to developing new products and maintaining customer satisfaction worldwide. We expect our competitors to continue to improve the performance of their current products and introduce new products or technologies. Over the last several years, in response to significant declines in global demand for our products, some competitors have reduced their product pricing significantly, which has led to intensified price based competition, which could materially adversely affect our business, financial condition and results of operations.

Item 1A. RISK FACTORS (Continued)

We seek to further diversify the markets for our thermal products in order to increase the proportion of our sales attributable to industries which are less subject to cyclicality than the semiconductor industry. If we are unable to do so, our future performance will remain substantially exposed to the fluctuations of the cyclicality of the semiconductor industry.

In recent years, we began selling our thermal products in industries outside of the semiconductor industry, including the automotive, consumer electronics, defense/aerospace, energy and telecommunications industries. Our sales to these non-semiconductor industries were $6.6 million or 15% of our consolidated net revenues in 2012 compared to $12.6 million or 27% of our net revenues in 2011. Our goal is to increase our sales into these and other non-semiconductor industries; however, in most cases, the expansion of our thermal product sales into these new markets has just begun, and we may experience difficulty in expanding our sales efforts further into these markets. These difficulties could include hiring sales and marketing staff with sufficient experience selling into these new markets and our ability to continue to develop products which meet the needs of customers in these markets and which are not currently offered by our competitors. If we are unable to expand our sales in non-semiconductor industries, our net revenues and results of operations will remain substantially dependent upon the cycles of the semiconductor industry.

We generate a large portion of our sales from a small number of customers. If we were to lose one or more of our large customers, operating results could suffer dramatically.

Texas Instruments Incorporated accounted for 14% and 12% of our consolidated net revenues in 2012 and 2011, respectively. Teradyne, Inc. accounted for 11% of our consolidated net revenues in 2012. While all three of our operating segments sold to these customers, these revenues were primarily generated by our Mechanical Products and Electrical Products segments. Our ten largest customers accounted for approximately 47% and 49% of our net revenues in 2012 and 2011, respectively. The loss of any one or more of our largest customers, or a reduction in orders by a major customer, could materially reduce our net revenues or otherwise materially affect our business, financial condition or results of operations.

We seek to acquire additional businesses. If we are unable to do so, our future rate of growth may be reduced or limited.

A key element of our growth strategy is to acquire businesses, technologies or products that expand and complement our current businesses. We may not be able to execute our acquisition strategy if:

- we are unable to identify suitable businesses or technologies to acquire;
- we do not have the cash or access to required capital at the necessary time; or
- we are unwilling or unable to outbid larger, more resourceful companies.

Our acquisition strategy involves financial and management risks which may adversely affect our results in the future.

If we acquire additional businesses, technologies or products, we will face the following additional risks:

- future acquisitions could divert management's attention from daily operations or otherwise require additional management, operational and financial resources;
- we might not be able to integrate future acquisitions into our business successfully or operate acquired businesses profitably;
- we may realize substantial acquisition related expenses which would reduce our net earnings in future years; and
- our investigation of potential acquisition candidates may not reveal problems and liabilities of the companies that we acquire.

If any of the events described above occur, our earnings could be reduced. If we issue shares of our stock or other rights to purchase our stock in connection with any future acquisitions, we would dilute our existing stockholders' interests and our earnings per share may decrease. If we issue debt in connection with any future acquisitions, lenders may impose covenants on us which could, among other things, restrict our ability to increase capital expenditures or to acquire additional businesses.

Item 1A. RISK FACTORS (Continued)

Our operating results often change significantly from quarter to quarter and may cause fluctuations in our stock price.

During the last several years, our operating results have fluctuated significantly from quarter to quarter. We believe that these fluctuations occur primarily due to the cycles of demand in the semiconductor manufacturing industry. In addition to the changing cycles of demand in the semiconductor manufacturing industry, other factors that have caused our quarterly operating results to fluctuate in the past, and that may cause fluctuations and losses in the future, include:

- the state of the U.S. and global economies;
- changes in the buying patterns of our customers;
- changes in our market share;
- the technological obsolescence of our inventories;
- quantities of our inventories greater than is reasonably likely to be utilized in future periods;
- significant product warranty charges;
- the recording of the reversal of valuation allowances against our deferred tax assets;
- competitive pricing pressures;
- the impairment of our assets due to reduced future demand for our products;
- excess manufacturing capacity;
- our ability to control operating costs;
- costs associated with implementing restructuring initiatives;
- delays in shipments of our products;
- the mix of our products sold;
- the mix of customers and geographic regions where we sell our products;
- changes in the level of our fixed costs;
- costs associated with the development of our proprietary technology;
- costs and timing of integration of our acquisitions and plant consolidations and relocations;
- our ability to obtain raw materials or fabricated parts when needed;
- increases in costs of component materials;
- cancellation or rescheduling of orders by our customers;
- changes in government regulations; and
- political or economic instability.

Because the market price of our common stock has tended to vary based on, and in relation to, changes in our operating results, fluctuations in the market price of our stock are likely to continue as variations in our quarterly results continue.

Changes in the buying patterns of our customers have affected, and may continue to affect, demand for our products and our gross and net operating margins. Such changes in patterns are difficult to predict and may not be immediately apparent.

In addition to the cyclicality of the semiconductor market, demand for our products and our gross and net operating margins have also been affected by changes in the buying patterns of our customers. We believe that in recent years there have been a variety of changes within the ATE market, including, for example, changing product requirements, longer time periods between new product offerings by OEMs and changes in customer buying patterns. In particular, demand for our mechanical and electrical products, which are sold exclusively within the ATE industry, and our operating margins in these product segments have been affected by shifts in the competitive landscape, including (i) customers placing heightened emphasis on shorter lead times (which places increased demands on our available engineering and production capacity increasing unit costs) and ordering in smaller quantities (which prevents us from acquiring component materials in larger volumes at lower cost and increasing unit costs), (ii) the increasing practice of OEM manufacturers to specify other suppliers as primary vendors, with less frequent opportunities to compete for such designations, (iii) customers requiring products with a greater range of use at the lowest cost, and (iv) customer supply line management groups demanding lower prices and spreading purchases across multiple vendors. These shifts in market practices have had, and may continue to have, varying degrees of impact on our net revenues and our gross and net operating

Item 1A. RISK FACTORS (Continued)

margins. Such shifts are difficult to predict and may not be immediately apparent, and the impact of these practices is difficult to quantify from period to period. There can be no assurance that we will be successful in implementing effective strategies to counter these shifts.

If our suppliers do not meet product or delivery requirements, we could have reduced revenues and earnings.

Certain components may be in short supply from time to time because of high demand or the inability of some vendors to consistently meet our quality or delivery requirements. A significant portion of our material purchases require some custom work and there are not always multiple suppliers capable of performing such custom work on a timely or cost effective basis. If any of our suppliers were to cancel commitments or fail to meet quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders, have reduced revenues and earnings, and be subject to contractual penalties, any of which could have a material adverse effect on our business, results of operations and financial condition.

Our industry is subject to rapid technological change, and our business prospects would be negatively affected if we are unable to quickly and effectively respond to innovation in the semiconductor industry.

Semiconductor technology continues to become more complex as manufacturers incorporate ICs into an increasing variety of products. This trend, and the changes needed in automatic testing systems to respond to developments in the semiconductor industry, are likely to continue. We cannot be certain that we will be successful or timely in developing, manufacturing or selling products that will satisfy customer needs or that will attain market acceptance. Our failure to provide products that effectively and timely meet customer needs or gain market acceptance will negatively affect our business prospects.

New regulations related to conflict minerals may adversely affect us.

The Dodd-Frank Wall Street Reform and Consumer Protection Act imposes new disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries in our products. This new requirement could affect the pricing, sourcing and availability of minerals used in the manufacture of components we use in our products. In addition, there will be additional costs associated with complying with the disclosure requirements, such as costs related to determining the source of any conflict minerals used in our products. Our supply chain is complex and we may be unable to verify the origins for all metals used in our products. As a result, we may be unable to certify that our products are conflict mineral free.

We may experience significant variability in our effective tax rates and may have exposure to additional tax liabilities and costs.

We are subject to paying income taxes in the US and various other countries in which we operate. Our effective tax rate is dependent on where our earnings are generated and the tax regulations and the interpretation and judgment of administrative tax or revenue entities in the US and other countries. We are also subject to tax audits in the countries where we operate. Any material assessment resulting from an audit from an administrative tax or revenue entity could negatively affect our financial results.

New statutory and regulatory requirements, tax increases and changes in government spending could adversely affect our operating results.

In recent years, the Federal government launched an aggressive statutory and regulatory agenda with the goal of enacting social and economic reforms. This agenda includes health care reform legislation and financial system regulatory reform, as well as proposed climate change and other environmental legislation and regulations. In addition, the Federal and many state and local governments are faced with budget crises that are causing these bodies to consider enacting significant tax increases, reducing or eliminating the use of net operating loss carryforwards and making significant budget cuts. It is uncertain how the applicable government agencies will enact the regulations necessary to carry out the statutory requirements. Accordingly, we cannot determine the costs and other effects of new legal requirements with certainty. For example, new legislation or regulations may cause us to experience increased costs as a direct result of our compliance efforts. At this point, we are unable to determine the impact that newly enacted federal healthcare legislation could have on our employer-sponsored medical plans. We may also indirectly experience increased costs to the extent such legal requirements increase the prices of goods and services that we purchase as a result of increased compliance costs to the vendors who provide these goods and services to us or the reduced availability of raw materials that we need to purchase. In addition, we cannot determine the impact that new legal

Item 1A. RISK FACTORS (Continued)

requirements, tax increases or state and local government spending cuts will have on the business operations of our customers, where significant increases in operating costs due to the costs to comply with new legal requirements or tax increases may reduce their future product development and capital spending budgets. Our revenues and results of operations may be adversely affected by these new legal requirements and government actions.

If we do not continue to retain the services of key personnel, relationships with, and sales to, some of our customers could suffer, which could have a negative effect on our business.

The loss of key personnel could adversely affect our ability to manage our business effectively. Our future success will depend largely upon the continued services of our senior management and other key employees. During the 2009 global economic recession, in response to the significant operating losses we sustained and in an effort to conserve cash, we implemented workforce reductions, temporary salary reductions and furloughs, reduced or eliminated certain employee benefits and closed facilities. These actions had a negative impact on overall employee morale. When business conditions subsequently improved, we eliminated all furloughs and restored employee salaries and benefits that were eliminated. In addition, due to improvements in our profitability, we were able to provide salary increases to all of our employees in both 2011 and 2010 after not providing salary increases for several years. During 2012, due to operating losses in our Mechanical Products segment, we did not provide salary increases to most of the employees of this segment; however, we did provide salary increases for all employees in our other two product segments. As global economic conditions improve and employment opportunities increase, if we are unable to increase employee salaries and maintain employee benefits which have been previously reduced or eliminated, we may not be able to retain our senior management and other key employees. Our business could suffer if we are unable to retain one of more of our senior officers or other key employees.

If we are not able to obtain patents on or otherwise preserve and protect our proprietary technologies, our business may suffer.

We have obtained domestic and foreign patents covering some of our products which expire between the years 2013 and 2030, and we have applications pending for additional patents. Some of our products utilize proprietary technology that is not covered by a patent or similar protection, and, in many cases, cannot be protected. We cannot be certain that:

- any additional patents will be issued on our applications;
- any patents we own now or in the future will protect our business against competitors that develop similar technology or products;
- our patents will be held valid if they are challenged or subjected to reexamination or reissue;
- others will not claim rights to our patented or other proprietary technologies; or
- others will not develop technologies which are similar to, or can compete with, our unpatented proprietary technologies.

If we cannot obtain patent or other protection for our proprietary technologies, our ability to compete in our markets could be impaired.

Claims of intellectual property infringement by or against us could seriously harm our businesses.

From time to time, we may be forced to respond to or prosecute intellectual property infringement claims to defend or protect our rights or a customer's rights. These claims, regardless of merit, may consume valuable management time, result in costly litigation or cause product shipment delays. Any of these factors could seriously harm our business and operating results. We may have to enter into royalty or licensing agreements with third parties who claim infringement. These royalty or licensing agreements, if available, may be costly to us. If we are unable to enter into royalty or licensing agreements with satisfactory terms, our business could suffer. In instances where we have had reason to believe that we may be infringing the patent rights of others, or that someone may be infringing our patent rights, we have asked our patent counsel to evaluate the validity of the patents in question, as well as the potentially infringing conduct. If we become involved in a dispute, neither the third parties nor the courts are bound by our counsel's conclusions.

Item 1A. RISK FACTORS (Continued)

A substantial portion of our customers are located outside the U.S., which exposes us to foreign political and economic risks.

We have operated internationally for many years and expect to expand our international operations as necessary to continue expansion of our sales and service to our non-U.S. customers. Our foreign subsidiaries generated 11% and 16% of consolidated net revenues in 2012 and 2011, respectively. Net revenues from foreign customers totaled $27.5 million, or 63% of consolidated net revenues in 2012 and $28.1 million, or 59% of consolidated net revenues, in 2011. We expect our net revenues from foreign customers will continue to represent a significant portion of total net revenues. However, in addition to the risks generally associated with sales and operations in the U.S., sales to customers outside the U.S. and operations in foreign countries are subject to additional risks, which may, in the future, affect our operations. These risks include:

- political and economic instability in foreign countries;
- the imposition of financial and operational controls and regulatory restrictions by foreign governments;
- the need to comply with a wide variety of U.S. and foreign import and export laws;
- local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act (FCPA) and other anti-corruption laws and regulations;
- trade restrictions;
- changes in tariffs and taxes;
- longer payment cycles;
- fluctuations in currency exchange rates; and
- the greater difficulty of administering business abroad.

A significant portion of our cash position is maintained overseas.

While much of our cash is in the U.S., a significant portion is generated from and maintained by our foreign operations. Our financial condition and results of operations could be adversely impacted if we are unable to maintain a sufficient level of cash flow in the U.S. to address our cash requirements or we are unable to efficiently and timely repatriate cash from overseas. Any payment of distributions, loans or advances to us by our foreign subsidiaries could be subject to restrictions on, or taxation of, dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate. If we are unable to repatriate the earnings of our subsidiaries it could have an adverse impact on our ability to redeploy earnings in other jurisdictions where they could be used more profitably.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

At December 31, 2012, we leased 7 facilities worldwide. The following chart provides information regarding each of our principal facilities that we occupied at December 31, 2012:

Location at December 31, 2012	Lease Expiration	Approx. Square Footage	Principal Uses
Mt. Laurel, NJ	4/21	54,897	Corporate headquarters and Mechanical Products segment operations.
Mansfield, MA	8/21	52,700	Thermal Products segment operations.
Fremont, CA	9/17	15,746	Electrical Products segment operations.

Item 2. PROPERTIES (Continued)

We relocated out Electrical Products segment's design, manufacturing, services and sales operation from our San Jose, California facility, to a 15,746 square foot facility located in Freemont, California in March 2012. The lease expires in September 2017. All of our facilities have space to accommodate our needs for the foreseeable future.

Item 3. LEGAL PROCEEDINGS

From time to time we may be a party to legal proceedings occurring in the ordinary course of business. We are not currently involved in any material legal proceedings.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on NASDAQ under the symbol "INTT." The following table sets forth the high and low sale prices of our common stock, as reported on the NASDAQ Capital Market, for the periods indicated. Sale prices have been rounded to the nearest full cent.

	Sales Price	
	High	Low
2012		
First Quarter	$3.85	$2.74
Second Quarter	3.97	3.13
Third Quarter	3.64	2.28
Fourth Quarter	3.03	2.31
2011		
First Quarter	$4.67	$2.56
Second Quarter	4.33	3.19
Third Quarter	3.84	2.50
Fourth Quarter	2.88	2.13

On March 15, 2013, the closing price for our common stock as reported on the NASDAQ Capital Market was $3.00. As of March 15, 2013, we had 10,450,178 shares outstanding that were held of record by approximately 750 beneficial and record holders.

On December 3, 2012, the Board of Directors declared a one-time special dividend of $0.08 per share paid on December 17, 2012 to stockholders of record at the close of business on December 10, 2012. Payment of any future dividends will be at the discretion of our Board of Directors.

Item 6. SELECTED FINANCIAL DATA

The following table contains certain selected consolidated financial data of inTEST and is qualified by the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report on Form 10-K and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included in this Annual Report on Form 10-K.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands, except per share data)				
Condensed Consolidated Statement of Operations Data:					
Net revenues	$43,376	$47,266	$46,204	$23,499	$38,790
Gross margin	19,059	22,893	22,145	7,813	13,785
Operating income (loss)	2,996	7,578	7,350	(5,046)	(9,440)
Net earnings (loss)	2,156	9,863	7,252	(4,843)	(9,133)
Net earnings (loss) per common share:					
Basic	$0.21	$0.97	$0.72	$(0.49)	$(0.97)
Diluted	$0.21	$0.96	$0.72	$(0.49)	$(0.97)
Weighted average common shares outstanding :					
Basic	10,273	10,148	10,019	9,975	9,465
Diluted	10,347	10,286	10,142	9,975	9,465

	As of December 31,				
	2012	2011	2010	2009	2008
	(in thousands)				
Condensed Consolidated Balance Sheet Data:					
Cash and cash equivalents	$15,576	$13,957	$ 6,895	$ 2,647	$ 7,137
Working capital	21,000	19,759	11,793	6,252	10,680
Total assets	32,399	31,237	21,408	15,144	20,492
Long-term debt, net of current portion	-	-	-	1,144	1,526
Total stockholders' equity	27,820	26,199	16,104	8,594	13,467

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Risk Factors and Forward-Looking Statements

In addition to historical information, this discussion and analysis contains statements relating to possible future events and results that are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can often be identified by the use of forward-looking terminology such as "believes," "expects," "intends," "may," "will," "should" or "anticipates" or similar terminology. See Part I, Item 1 - "Business - Cautionary Statement Regarding Forward-Looking Statements" for examples of statements made in this report which may be "forward-looking statements." These statements involve risks and uncertainties and are based on various assumptions. Although we believe that our expectations are based on reasonable assumptions, investors and prospective investors are cautioned that such statements are only projections, and there cannot be any assurance that these events or results will occur. Information about the primary risks and uncertainties that could cause our actual future results to differ materially from our historic results or the results described in the forward-looking statements made in this report or presented elsewhere by Management from time to time are included in Part I, Item 1A - "Risk Factors."

Overview

This MD&A should be read in conjunction with the accompanying consolidated financial statements.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Our business and results of operations are substantially dependent upon the demand for ATE by semiconductor manufacturers and companies that specialize in the testing of ICs. Demand for ATE is driven by semiconductor manufacturers that are opening new, or expanding existing, semiconductor fabrication facilities or upgrading existing equipment, which in turn is dependent upon the current and anticipated market demand for semiconductors and products incorporating semiconductors. In the past, the semiconductor industry has been highly cyclical with recurring periods of oversupply, which often have a severe impact on the semiconductor industry's demand for ATE, including the products we manufacture. This can cause wide fluctuations in both our orders and net revenues and, depending on our ability to react quickly to these shifts in demand, can significantly impact our results of operations. These industry cycles are difficult to predict and in recent years have become more volatile and, in certain cases, shorter in duration. Because the industry cycles are generally characterized by sequential periods of growth or declines in orders and net revenues during each cycle, year over year comparisons of operating results may not always be as meaningful as comparisons of periods at similar points in either up or down cycles. In addition, during both downward and upward cycles in our industry, in any given quarter, the trend in both our orders and net revenues can be erratic. This can occur, for example, when orders are canceled or currently scheduled delivery dates are accelerated or postponed by a significant customer or when customer forecasts and general business conditions fluctuate during a quarter.

We believe that purchases of most of our products are typically made from semiconductor manufacturers' capital expenditure budgets. Certain portions of our business, however, are generally less dependent upon the capital expenditure budgets of the end users. For example, purchases of certain related ATE interface products, such as sockets and interface boards, which must be replaced periodically, are typically made from the end users' operating budgets. In addition, purchases of certain of our products, such as docking hardware, for the purpose of upgrading or improving the utilization, performance and efficiency of existing ATE, tend to be counter cyclical to sales of new ATE. Moreover, we believe a portion of our sales of thermal products results from the increasing need for temperature testing of circuit boards and specialized components that do not have the design or quantity to be tested in an electronic device handler. In addition, we market our Thermostream temperature management systems in industries outside semiconductor test, such as the automotive, consumer electronics, defense/aerospace, energy and telecommunications industries. We believe that these industries usually are less cyclical than the ATE industry.

While the majority of our orders and net revenues are derived from the ATE market, our operating results do not always follow the overall trend in the ATE market in any given period. We believe that these anomalies may be driven by a variety of changes within the ATE market, including, for example, changing product requirements, longer time periods between new product offerings by OEMs and changes in customer buying patterns. In particular, demand for our mechanical and electrical products, which are sold exclusively within the ATE industry, and our operating margins in these product segments have been affected by shifts in the competitive landscape, including (i) customers placing heightened emphasis on shorter lead times (which places increased demands on our available engineering and production capacity increasing unit costs) and ordering in smaller quantities (which prevents us from acquiring component materials in larger volumes at lower cost and increasing unit costs), (ii) the practice of OEM manufacturers to specify other suppliers as primary vendors, with less frequent opportunities to compete for such designations, (iii) the role of third-party test and assembly houses in the ATE market and their requirement of products with a greater range of use at the lowest cost, (iv) customer supply line management groups demanding lower prices and spreading purchases across multiple vendors, and (v) certain competitors aggressively reducing their products' sales prices (causing us to either reduce our products' sales price to be successful in obtaining the sale or causing loss of the sale). These shifts in market practices have had, and may continue to have, varying levels of impact on our operating results and are difficult to quantify or predict from period to period. Management has taken, and will continue to take, such actions it deems appropriate to adjust our strategies, products and operations to counter such shifts in market practices as they become evident.

Net Revenues and Orders

The following table sets forth, for the periods indicated, a breakdown of the net revenues from unaffiliated customers both by product segment and geographic area (based on the location to which the goods are shipped).

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

	Years Ended December 31,	
	2012	**2011**
Net revenues from unaffiliated customers:		
Thermal Products	$24,307	$26,942
Mechanical Products	9,916	15,208
Electrical Products	9,165	5,151
Intersegment sales	(12)	(35)
	$43,376	$47,266
Intersegment sales:		
Thermal Products	$ -	$ -
Mechanical Products	12	7
Electrical Products	-	28
	$ 12	$ 35
Net revenues from unaffiliated customers (net of intersegment sales):		
Thermal Products	$24,307	$26,942
Mechanical Products	9,904	15,201
Electrical Products	9,165	5,123
	$43,376	$47,266
Net revenues from unaffiliated customers:		
U.S.	$15,915	$19,165
Foreign	27,461	28,101
	$43,376	$47,266

Our consolidated net revenues for the year ended December 31, 2012 decreased $3.9 million or 8% as compared to 2011. This decrease consisted of a $2.6 million or 10% decline in the net revenues (net of intersegment sales) of our Thermal Products segment and a $5.3 million or 35% decline in the net revenues (net of intersegment sales) of our Mechanical Products segment. These declines were partially offset by an increase of $4.0 million or 79% in the net revenues (net of intersegment sales) of our Electrical Products segment. During the year ended December 31, 2012, the net revenues of our Thermal Products segment included $4.7 million of net revenues attributable to Thermonics, Inc. ("Thermonics"), which we acquired on January 16, 2012 as discussed further under "Acquisition" below. Adjusted to eliminate the impact of the net revenues attributable to Thermonics, the net revenues (net of intersegment sales) of our Thermal Products segment for 2012 would have decreased $7.3 million or 27% as compared to 2011. Net revenues from customers in various industries outside of the ATE industry and those net revenues as a percentage of our total consolidated net revenues were $6.6 million or 15%, respectively, for the year ended December 31, 2012, compared to $12.6 million or 27%, respectively, for the year ended December 31, 2011. Adjusted to eliminate the impact of the net revenues attributable to Thermonics, the net revenues from customers in various industries outside of the ATE industry and those net revenues as a percentage of our total consolidated net revenues were $6.6 million or 17%, respectively, for the year ended December 31, 2012.

We believe the decline in the level of net revenues of our Thermal Products segment in 2012 as compared to 2011 reflects in part that this segment, which has historically lagged our other two product segments in regard to experiencing the impact of both increases and decreases in the levels of demand within the ATE industry, was impacted in 2012 by the decline in demand in the ATE industry which we began to see impacting our Mechanical Products segment during the second quarter of 2011. In addition, our Thermal Products segment sells to industries outside of the ATE industry. This diversification has, in the past, helped to balance the impact of changing levels of demand in the ATE industry. However, in 2012, we experienced weakened levels of demand in certain of these industries as well, which contributed to the overall level of decrease experienced by this product segment in 2012 as compared to 2011. During the fourth quarter of 2012, we began to see some improvement in demand within the Thermal Products segment resulting in an increase of approximately $763,000 or 13% in orders for the fourth quarter of 2012 as compared to the third quarter of 2012. We cannot be certain that this trend will continue.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

We believe the decline in the level of net revenues in our Mechanical Products segment in 2012 as compared to 2011 primarily reflects reduced demand within the ATE industry, which we had begun to see reflected in the level of our orders for this segment during the second quarter of 2011. This decline in demand was partially offset by increased demand during the first quarter of 2012 from a major customer that recently completed an acquisition and, as a result, had higher than typical demand for certain of our equipment as a part of the process of integrating its post-acquisition operations. This same customer also purchases products from our Electrical Products segment, and we believe this also is responsible for a portion of the increase in the net revenues of our Electrical Products segment during 2012 as compared to 2011. We also attribute the increase in the net revenues of our Electrical Products segment to a significant increase in demand from another customer. However, the level of demand from this OEM customer weakened significantly during the second half of 2012 which resulted in a decline in the net revenues of our Electrical Products segment in the fourth quarter of 2012 as compared to the third quarter of 2012 and which we expect will continue to impact the level of net revenues of this segment in the first quarter of 2013.

Total consolidated orders for the year ended December 31, 2012 were $42.8 million compared to $45.2 million for 2011. Orders for 2012 included $4.2 million attributable to Thermonics. For the year ended December 31, 2012, orders for our Thermal, Mechanical and Electrical Products segments were $23.8 million, $9.5 million and $9.4 million, respectively, compared to $26.8 million, $13.3 million and $5.1 million for 2011, respectively. Orders from customers in various industries outside the ATE industry were $6.3 million or 15% of total consolidated orders for the year ended December 31, 2012 compared to $13.2 million or 29% of total consolidated orders for the year ended December 31, 2011. We cannot be certain what the level of our orders or net revenues will be in any future period for any of our product segments.

Backlog

At December 31, 2012, our backlog of unfilled orders for all products was approximately $4.2 million compared with approximately $4.0 million at December 31, 2011. Our backlog includes customer orders which we have accepted, substantially all of which we expect to deliver in 2013. While backlog is calculated on the basis of firm purchase orders, a customer may cancel an order or accelerate or postpone currently scheduled delivery dates. Our backlog may be affected by the tendency of customers to rely on short lead times available from suppliers, including us, in periods of depressed demand. In periods of increased demand, there is a tendency towards longer lead times that has the effect of increasing backlog. As a result, our backlog at a particular date is not necessarily indicative of sales for any future period.

Acquisition

On January 16, 2012, Temptronic Corporation acquired substantially all of the assets and certain liabilities of Thermonics, Inc. ("Thermonics"), a division of Test Enterprises, Inc., pursuant to the Asset Purchase Agreement dated December 9, 2011. Thermonics is engaged in the business of designing, manufacturing, selling and distributing temperature forcing systems used in the testing of various products under temperature controlled situations. The acquisition of the Thermonics business has broadened the product line of inTEST's thermal products division. The purchase price for the assets was approximately $3.8 million in cash, plus the assumption of specified liabilities, including trade payables and certain customer contract obligations. For further discussion of the acquisition, see Note 3 to our consolidated financial statements.

Product/Customer Mix

Our three product segments each have multiple products that we design, manufacture and sell to our customers. The gross margin on each product we offer is affected by a number of factors including the amount of intellectual property (such as patents) utilized in the product, the number of units ordered by the customer at one time, and the amount of inTEST designed and fabricated material included in our product compared with the amount of third-party designed and fabricated material included in our product. The weight of each of these factors, as well as the current market conditions, determines the ultimate sales price we can obtain for our products and the resulting gross margin.

The mix of products we sell in any period is ultimately determined by our customers' needs. Therefore, the mix of products sold in any given period can change significantly from the prior period. As a result, our consolidated gross margin can be significantly impacted in any given period by a change in the mix of products sold in that period.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

We sell most of our products to semiconductor manufacturers and third-party test and assembly houses (end user sales) and to ATE manufacturers (OEM sales) who ultimately resell our equipment with theirs to semiconductor manufacturers. Our Thermal Products segment also sells into a variety of other industries including the automotive, consumer electronics, defense/aerospace, energy and telecommunications industries. The mix of customers during any given period will affect our gross margin due to differing sales discounts and commissions. For the years ended December 31, 2012 and 2011, our OEM sales as a percentage of net revenues were 16% and 12%, respectively, and our sales of thermal products in other industries outside the ATE industry as a percentage of net revenues were 15% and 27%, respectively

OEM sales generally have a lower gross margin than end user sales, as OEM sales historically have had a more significant discount. Our current net operating margins on most OEM sales, however, are only slightly less than margins on end user sales because of the payment of third party sales commissions on most end user sales. We have also continued to experience demands from our OEM customers' supply line managers to reduce our sales prices to them. If we cannot further reduce our manufacturing and operating costs, these pricing pressures will continue to reduce our gross and operating margins.

Results of Operations

The results of operations for our three product segments are generally affected by the same factors. Separate discussions and analyses for each product segment would be repetitive and obscure any unique factors that affected the results of operations of our different product segments. The discussion and analysis that follows, therefore, is presented on a consolidated basis and includes discussion of factors unique to each product segment where significant to an understanding of that segment.

The following table sets forth, for the periods indicated, the principal items included in the Consolidated Statements of Operations as a percentage of total net revenues.

	Percentage of Net Revenues Years Ended December 31,	
	2012	**2011**
Net revenues	100.0%	100.0%
Cost of revenues	56.1	51.6
Gross margin	43.9	48.4
Selling expense	12.5	12.1
Engineering and product development expense	9.0	6.8
General and administrative expense	14.8	13.5
Restructuring and other charges	0.7	-
Operating income	6.9	16.0
Other income	0.1	0.2
Earnings before income tax expense (benefit)	7.0	16.2
Income tax expense (benefit)	2.0	(4.7)
Net earnings	5.0%	20.9%

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Net revenues were $43.4 million for the year ended December 31, 2012 compared to $47.3 million for the same period in 2011, a decrease of $3.9 million or 8%. This decrease consisted of a $2.6 million or 10% decline in the net revenues (net of intersegment sales) of our Thermal Products segment and a $5.3 million or 35% decline in the net revenues (net of intersegment sales) of our Mechanical Products segment. These declines were partially offset by an increase of $4.0 million or 79% in the net revenues (net of intersegment sales) of our Electrical Products segment. During the year ended December 31, 2012, the net revenues of our Thermal Products segment included $4.7 million of net revenues attributable to Thermonics. We believe the decrease in our consolidated net revenues during 2012 primarily reflects the factors previously discussed in the Overview.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

During the year ended December 31, 2012, our net revenues from customers in the U.S. decreased 17% while our net revenues from foreign customers decreased 2%, respectively, as compared to the same period in 2011. The impact of changes in foreign currency exchange rates on the decrease in net revenues from foreign customers was less than 1%.

Gross Margin. Gross margin was 44% for the year ended December 31, 2012 compared to 48% for the same period in 2011. The decrease in gross margin was largely the result of an increase in our component material costs as a percentage of net revenues combined with an increase in our fixed operating expenses, both in absolute dollar terms and as a percentage of net revenues. Total component material costs represented 36% of net revenues for 2012 compared to 34% for the same period in 2011. The increase in component material costs as a percentage of net revenues primarily reflects changes in customer mix in our Electrical Products segments. For 2012, a greater percentage of this segment's total net revenues were generated by sales to OEM customers where our margins are typically lower than for similar sales to End User customers. For 2012, our fixed operating costs increased $165,000 in absolute dollar terms. As a percentage of net revenues, these costs increased from 14% of net revenues in 2011 to 16% of net revenues in 2012, reflecting in part that these costs were not as fully absorbed due to the lower net revenue levels in 2012. The increase in the absolute dollar value of these costs primarily represents higher levels of depreciation as a result of a higher asset base at December 31, 2012 compared to December 31, 2011, and an increase in salary and benefits expense as a result of an increase in the number of staff in our Thermal Products segment. These increases were partially offset by decreases in facilities related costs such as rent and utilities, reflecting that we have now completed the relocation of all three of our domestic operations to smaller facilities. To a lesser extent, the decrease in gross margin is also the result of an increase in our charges for excess and obsolete inventory in our Mechanical and Electrical Products segments, which increased $285,000 in absolute dollar terms during 2012 as compared to the same period in 2011. This increase indicates that more inventory items are falling into our standard excess and obsolete criteria in 2012, largely as a result of the continued reduced levels of demand in the ATE industry.

Selling Expense. Selling expense was $5.4 million for the year ended December 31, 2012 compared to $5.7 million for the same period in 2011, a decrease of $283,000 or 5%. The decrease primarily represents lower levels of commissions in our Mechanical Products segment as a result of the lower net revenue levels in 2012 as compared to 2011. Although our Thermal Products segment also recorded lower net revenue levels in 2012 as compared to 2011, changes in product and customer mix resulted in a similar level of commission expense being recorded in both 2012 and 2011 by this product segment.

Engineering and Product Development Expense. Engineering and product development expense was $3.9 million for year ended December 31, 2012 compared to $3.2 million for the same period in 2011, an increase of $655,000 or 20%. The increase in engineering and product development expense reflects higher spending on materials used in new product development projects and an increased use of third party consultants primarily in our Thermal Products segment, and, to a lesser extent, the hiring of additional staff in our Thermal and Electrical Products segments.

General and Administrative Expense. General and administrative expense was relatively unchanged at $6.4 million for both the year ended December 31, 2012 and the same period in 2011. During 2012, we recorded $337,000 in costs associated with the acquisition of Thermonics which was completed on January 16, 2012, compared with $148,000 of acquisition costs recorded during 2011 related to this transaction. In addition, amortization expense related to our intangible assets increased $341,000 during 2012 as compared to 2011. This increase represents amortization of the intangible assets acquired as a part of the Thermonics transaction. These increases were partially offset by a decrease in accruals for profit-related bonuses in our Corporate, Mechanical Products and Thermal Products segments, reflecting the lower level of net earnings in 2012 as compared to 2011.

Restructuring and Other Charges. Restructuring and other charges were $313,000 for the year ended December 31, 2012; there were no similar charges for the same period in 2011. The restructuring and other charges recorded during 2012 represent facility closure costs related to the closure of the Sunnyvale, California facility occupied by Thermonics at the time of our acquisition of this operation.

Other Income. Other income was $57,000 for the year ended December 31, 2012 compared to $81,000 for the same period in 2011, a decrease of $24,000. During 2011, we recorded a gain on sale of property and equipment; there was no similar gain recorded during 2012.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Income Tax Expense (Benefit). For the year ended December 31, 2012, we recorded income tax expense of $897,000 compared with an income tax benefit of $2.2 million for the same period in 2011. On a quarterly basis, we record income tax expense or benefit based on the expected annualized effective tax rate for the various taxing jurisdictions in which we operate our businesses. Several years ago, due to our history of operating losses in both our domestic and certain of our foreign operations, we had recorded a full valuation allowance against the deferred tax assets of these operations, including net operating loss carryforwards, where we believed it was more likely than not that we would not have sufficient taxable income to utilize these assets before they expire. During the third and fourth quarters of 2011, we reversed $3.1 million of the valuation allowance which had been recorded against the deferred tax assets of these operations. The reversal of this amount of the valuation allowance was based on our assessment that it is now more likely than not that we will be able to fully utilize these assets in the near future. Some of the key factors we considered in making our assessment included our profitability in both 2011 and 2010 and our level of certainty with regard to our forecasts of near term future profitability for the operations to which these assets relate.

Liquidity and Capital Resources

Net cash provided by operations for the year ended December 31, 2012 was $6.6 million compared to $7.8 million for the same period in 2011. The decrease in net cash provided by operations primarily reflects the lower level of net earnings in 2012 as compared to 2011. During 2012, we recorded deferred income tax expense of $443,000; in contrast, during 2011, we recorded a $2.5 million deferred tax benefit, primarily as a result of the aforementioned reversal of $3.1 million of the valuation allowance that had been recorded against our deferred tax assets in prior periods. Adjusted to eliminate the impact of the Thermonics acquisition, accounts receivable decreased $1.9 million during 2012 compared to a decrease of $24,000 during 2011, and inventories decreased $948,000 during 2012 compared to an increase of $809,000 during 2011. The level of decrease in both accounts receivable and inventory during 2012 primarily reflect the reduced business activity in our Thermal and Mechanical Products segments in 2012 as compared to 2011. Deferred revenue and customer deposits decreased $171,000 during 2012 compared to an increase of $341,000 during 2011 reflecting the timing of the recognition of the related revenue. Depreciation and amortization was $933,000 for the year ended December 31, 2012 compared to $394,000 for the same period in 2011. The increase in 2012 as compared to 2011 primarily reflects higher levels of depreciation and amortization related to fixed assets and intangible assets acquired as a part of the Thermonics transaction completed in January 2012.

During 2012, we paid $3.8 million to acquire Thermonics, as discussed further in the Overview and in Note 3 to our consolidated financial statements. Adjusted to eliminate the impact of the Thermonics transaction, during 2012 we acquired $431,000 of property and equipment, primarily representing rental units capitalized by our Thermal Products segment's German operation and leasehold improvements and other equipment for our Electrical Products segment which relocated to a smaller facility during 2012. We have no significant commitments for capital expenditures for 2013, however, depending upon changes in market demand, we may make such purchases as we deem necessary and appropriate. During 2012, we paid a single, special cash dividend to our stockholders in the aggregate amount of $834,000.

As of December 31, 2012, we had cash and cash equivalents of $15.6 million. We currently expect our cash and cash equivalents and projected future cash flow to be sufficient to support our short term working capital requirements. We do not currently have any available credit facilities under which we can borrow to help fund our working capital requirements. We cannot be certain that, if needed, we would be able to obtain any credit facilities or under what terms such credit facilities would be available.

New or Recently Adopted Accounting Standards

See Note 2 to the consolidated financial statements for information concerning the implementation and impact of new or recently adopted accounting standards.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to inventories, long-lived assets, goodwill, identifiable intangibles, deferred income tax valuation

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

allowances and product warranty reserves. We base our estimates on historical experience and on appropriate and customary assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Some of these accounting estimates and assumptions are particularly sensitive because of their significance to our consolidated financial statements and because of the possibility that future events affecting them may differ markedly from what had been assumed when the financial statements were prepared.

Inventory Valuation

Inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of market value. On a quarterly basis, we review our inventories and record excess and obsolete inventory charges based upon our established objective excess and obsolete inventory criteria. These criteria identify material that has not been used in a work order during the prior twelve months and the quantity of material on hand that is greater than the average annual usage of that material over the prior three years. In certain cases, additional charges for excess and obsolete inventory are recorded based upon current industry conditions, anticipated product life cycles, new product introductions and expected future use of the inventory. The charges for excess and obsolete inventory that we record establish a new cost basis for the related inventory. In 2012, we recorded an inventory obsolescence charge for excess and obsolete inventory of $688,000.

Goodwill, Intangible and Long-Lived Assets

Goodwill is assessed for impairment at least annually in the fourth quarter, on a reporting unit basis, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. Factors we consider important which could indicate impairment include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of our use of the asset or the strategy for our overall business and significant negative industry or economic trends. The goodwill impairment assessment is based upon a combination of the income approach, which estimates the fair value of our reporting units based upon a discounted cash flow approach, and the market approach which estimates the fair value of our reporting units based upon comparable market multiples. This fair value is then reconciled to our market capitalization at year end with an appropriate control premium. The determination of the fair value of our reporting units requires management to make significant estimates and assumptions including the selection of appropriate peer group companies, control premiums, discount rate, terminal growth rates, forecasts of revenue and expense growth rates, changes in working capital, depreciation, amortization and capital expenditures. Changes in assumptions concerning future financial results or other underlying assumptions would have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge. During the goodwill impairment assessment, we perform a Step I test to identify potential impairment, in which the fair value of a reporting unit is compared with its book value. If the book value of a reporting unit exceeds its fair value, a Step II test is performed in which the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess. As of December 31, 2012, goodwill was $1.7 million. During 2012, we did not record any impairment charges related to our goodwill.

Indefinite-lived intangible assets are assessed for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. As of December 31, 2012, indefinite-lived intangible assets were $510,000. During 2012, we did not record any impairment charges related to our indefinite-lived intangible assets.

Long-lived assets, which consist of finite-lived intangible assets and property and equipment, are assessed for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value. The cash flow estimates used to determine the impairment, if any, contain management's best estimates using appropriate assumptions and projections at that time. At December 31, 2012, finite-lived intangibles and long-lived assets were $2.9 million. During 2012, we did not record any impairment charges related to our long-lived assets.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Income Taxes

Deferred tax assets are analyzed to determine if there will be sufficient taxable income in the future in order to realize such assets. We assess all of the positive and negative evidence concerning the realizability of the deferred tax assets, including our historical results of operations for the recent past and our projections of future results of operations, in which we make subjective determinations of future events. If, after assessing all of the evidence, both positive and negative, a determination is made that the realizability of the deferred tax assets is not more likely than not, we establish a deferred tax valuation allowance for all or a portion of the deferred tax assets depending upon the specific facts. If any of the significant assumptions were changed, materially different results could occur, which could significantly change the amount of the deferred tax valuation allowance established. Several years ago, due to our history of operating losses in both our domestic and certain of our foreign operations, we had recorded a full valuation allowance against the deferred tax assets of these operations, including net operating loss carryforwards, where we believed it was more likely than not that we would not have sufficient taxable income to utilize these assets before they expire. During 2011, we reversed $3.1 million of the valuation allowance which had been recorded against the deferred tax assets of these operations. The reversal of this amount of the valuation allowance was based on our assessment that it is now more likely than not that we will be able to fully utilize these assets in the near future. Some of the key factors we considered in making our assessment included our profitability in both 2011 and 2010 and our level of certainty with regard to our forecasts of near term future profitability for the operations to which these assets relate. As of December 31, 2012, we had a net deferred tax asset of $2.0 million.

Product Warranty Accrual

In connection with the accrual of warranty costs associated with our products, we make assumptions about the level of product failures that may occur in the future. These assumptions are primarily based upon historical claims experience. Should the rate of future product failures significantly differ from historical levels, our accrued warranty reserves would need to be adjusted, and the amount of the adjustment could be material. At December 31, 2012, accrued warranty was $197,000 and is included in Other Current Liabilities on our balance sheet. During 2012, we recorded charges related to product warranty of $57,000.

Off -Balance Sheet Arrangements

There were no off-balance sheet arrangements during the year ended December 31, 2012 that have or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our interests.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This disclosure is not required for a smaller reporting company.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated financial statements are set forth in this Report beginning at page F-1 and are incorporated by reference into this Item 8.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

CEO and CFO Certifications. Included with this Annual Report as Exhibits 31.1 and 31.2 are two certifications, one by each of our Chief Executive Officer and our Chief Financial Officer (the "Section 302 Certifications"). This Item 9A contains information concerning the evaluations of our disclosure controls and procedures and internal control over financial reporting that are referred to in the Section 302 Certifications. This information should be read in conjunction with the Section 302 Certifications for a more complete understanding of the topics presented.

Evaluation of Our Disclosure Controls and Procedures. The SEC requires that as of the end of the year covered by this Report, our CEO and CFO must evaluate the effectiveness of the design and operation of our disclosure controls and procedures and report on the effectiveness of the design and operation of our disclosure controls and procedures.

"Disclosure controls and procedures" mean the controls and other procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 (the "Exchange Act"), such as this Report, is recorded, processed, summarized and reported within the time periods specified in the rules and forms promulgated by the SEC. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Limitations on the Effectiveness of Controls. Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, as opposed to absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within an entity have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a system of controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Accordingly, our management has designed the disclosure controls and procedures to provide reasonable assurance that the objectives of the control system were met.

CEO/CFO Conclusions about the Effectiveness of the Disclosure Controls and Procedures. As required by Rule 13a-15(b), inTEST management, including our CEO and CFO, conducted an evaluation as of the end of the period covered by this Report, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, our CEO and CFO concluded that, as of the end of the period covered by this Report, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1. Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Item 9A. CONTROLS AND PROCEDURES (Continued)

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control-Integrated Framework. Based upon this assessment, management believes that, as of December 31, 2012, our internal control over financial reporting is effective at a reasonable assurance level.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting, as such an attestation is not required pursuant to rules of the Securities and Exchange Commission applicable to smaller reporting companies.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference from our definitive proxy statement for our 2013 Annual Meeting of Stockholders to be filed with the SEC on or before April 30, 2013, or, if our proxy statement is not filed on or before April 30, 2013, will be filed by that date by an amendment to this Form 10-K.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from our definitive proxy statement for our 2013 Annual Meeting of Stockholders to be filed with the SEC on or before April 30, 2013, or, if our proxy statement is not filed on or before April 30, 2013, will be filed by that date by an amendment to this Form 10-K.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 201(d) of Regulation S-K is set forth below. The remainder of the information required by this Item 12 is incorporated by reference from our definitive proxy statement for our 2013 Annual Meeting of Stockholders to be filed with the SEC on or before April 30, 2013, or, if our proxy statement is not filed on or before April 30, 2013, will be filed by that date by an amendment to this Form 10-K.

The following table shows the number of securities that may be issued pursuant to our equity compensation plans (including individual compensation arrangements) as of December 31, 2012:

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS (Continued)

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(1)	Number of securities remaining available for future issuance under equity compensation plans(2)
Equity compensation plans approved by security holders	219,000	$3.17	190,000
Equity compensation plans not approved by security holders	-	-	-
Total	219,000	$3.17	190,000

(1) The securities that may be issued are shares of inTEST common stock, issuable upon exercise of outstanding stock options.
(2) The securities that remain available for future issuance are issuable pursuant to the 2007 Stock Plan.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference from our definitive proxy statement for our 2013 Annual Meeting of Stockholders to be filed with the SEC on or before April 30, 2013, or, if our proxy statement is not filed on or before April 30, 2013, will be filed by that date by an amendment to this Form 10-K.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference from our definitive proxy statement for our 2013 Annual Meeting of Stockholders to be filed with the SEC on or before April 30, 2013, or, if our proxy statement is not filed on or before April 30, 2013, will be filed by that date by an amendment to this Form 10-K.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The documents filed as part of this Annual Report on Form 10-K are:

(i) Our consolidated financial statements and notes thereto as well as the applicable report of our independent registered public accounting firm are included in Part II, Item 8 of this Annual Report on Form 10-K.
(ii) The following financial statement schedule should be read in conjunction with the consolidated financial statements set forth in Part II, Item 8 of this Annual Report on Form 10-K:
Schedule II -- Valuation and Qualifying Accounts
(iii) The exhibits required by Item 601 of Regulation S-K are included under Item 15(b) of this Annual Report on Form 10-K.

(b) Exhibits required by Item 601 of Regulation S-K:

A list of the Exhibits which are required by Item 601 of Regulation S-K and filed with this Report is set forth in the Exhibit Index immediately following the signature page, which Exhibit Index is incorporated herein by reference.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

inTEST Corporation

March 29, 2013

By: /s/ Robert E. Matthiessen
Robert E. Matthiessen
President and Chief Executive Officer

Pursuant to the requirements of Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Robert E. Matthiessen Robert E. Matthiessen, President, Chief Executive Officer and Director (Principal Executive Officer)	March 29, 2013
/s/ Hugh T. Regan, Jr. Hugh T. Regan, Jr., Treasurer, Chief Financial Officer and Secretary (Principal Financial Officer)	March 29, 2013
/s/ Alyn R. Holt Alyn R. Holt, Executive Chairman	March 29, 2013
/s/ Steven J. Abrams Steven J. Abrams, Esq., Director	March 29, 2013
/s/ Stuart F. Daniels Stuart F. Daniels, Ph.D, Director	March 29, 2013
/s/ William Kraut William Kraut, Director	March 29, 2013
/s/ James W. Schwartz James W. Schwartz, Esq., Director	March 29, 2013

Index to Exhibits (A)

Exhibit Number	Description of Exhibit
2	Asset Purchase Agreement dated December 9, 2011 by and among Temptronic Corporation, Test Enterprises, Inc., James C. Kufis and Carollyn M. Kufis, Trustees of the Kufis Family Trust Dated November 9, 1990, and any amendments thereto, and James C. Kufis. (1)
3.1	Certificate of Incorporation. (2)
3.2	Bylaws. (3)
10.1	Lease Agreement between Exeter 804 East Gate, LLC and the Company dated May 10, 2010. (4)
10.2	Lease Agreement between AMB-SGP Seattle/Boston, LLC and Temptronic Corporation (a subsidiary of the Company), dated October 25, 2010. (5)
10.3	Lease Agreements between Columbia California Warm Springs Industrial, LLC and inTEST Silicon Valley Corporation dated January 9, 2012. (6)
10.4	Guaranty Agreements between Columbia California Warm Springs Industrial, LLC and inTEST Corporation dated January 9, 2012. (6)
10.5	inTEST Corporation Amended and Restated 1997 Stock Plan. (7)(*)
10.6	inTEST Corporation 2007 Stock Plan. (8)(*)
10.7	Form of Restricted Stock Grant. (9)(*)
10.8	Form of Stock Option Grant - Director. (9)(*)
10.9	Form of Stock Option Grant - Officer. (9)(*)
10.10	Change of Control Agreement dated August 27, 2007 between the Company and Robert E. Matthiessen. (10)(*)
10.11	Change of Control Agreement dated August 27, 2007 between the Company and Hugh T. Regan, Jr. (10)(*)
10.12	Change of Control Agreement dated May 5, 2008 between the Company and Daniel J. Graham. (11)(*)
10.13	Change of Control Agreement dated May 5, 2008 between the Company and James Pelrin. (11)(*)
10.14	Amendment to Change of Control Agreement dated December 31, 2008 between the Company and Robert E. Matthiessen. (12)(*)
10.15	Amendment to Change of Control Agreement dated December 31, 2008 between the Company and Hugh T. Regan, Jr. (12)(*)
10.16	Amendment to Change of Control Agreement dated December 31, 2008 between the Company and Daniel J. Graham. (12)(*)
10.17	Amendment to Change of Control Agreement dated December 31, 2008 between the Company and James Pelrin. (12)(*)
10.18	Compensatory Arrangements of Executive Officers and Directors. (*)
14	Code of Ethics. (13)
21	Subsidiaries of the Company.
23	Consent of McGladrey LLP.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Index to Exhibits (A)
(Continued)

(1) Previously filed by the Company as an exhibit to the Company's Form 10-K for the year ended December 31, 2011, File No. 000-22529, filed March 30, 2012, and incorporated herein by reference.

(2) Previously filed by the Company as an exhibit to the Company's Registration Statement on Form S-1, File No. 333-26457 filed May 2, 1997, and incorporated herein by reference.

(3) Previously filed by the Company as an exhibit to the Company's Form 8-K dated October 30, 2007, File No. 000-22529, filed November 5, 2007, and incorporated herein by reference.

(4) Previously filed by the Company as an exhibit to the Company's Form 8-K dated May 10, 2010, File No. 000-22529, filed May 13, 2010, and incorporated herein by reference.

(5 Previously filed by the Company as an exhibit to the Company's Form 8-K dated October 27, 2010, File No. 000-22529, filed October 29, 2010, and incorporated herein by reference.

(6) Previously filed by the Company as an exhibit to the Company's Form 10-Q for the quarter ended March 31, 2012, File No. 000-22529, filed May 15, 2012, and incorporated herein by reference.

(7) Previously filed as an appendix to the Company's Proxy Statement filed April 25, 2002, and incorporated herein by reference.

(8) Previously filed as an appendix to the Company's Proxy Statement filed April 27, 2007, and incorporated herein by reference.

(9) Previously filed by the Company as an exhibit to the Company's Form 10-K for the year ended December 31, 2004, File No. 000-22529, filed March 31, 2005, and incorporated herein by reference.

(10) Previously filed by the Company as an exhibit to the Company's Form 10-K for the year ended December 31, 2007, File No. 000-22529, filed March 31, 2008, and incorporated herein by reference.

(11) Previously filed by the Company as an exhibit to the Company's Form 10-Q for the quarter ended June 30, 2008, File No. 000-22529, filed August 14, 2008, and incorporated herein by reference.

(12) Previously filed by the Company as an exhibit to the Company's Form 10-Q for the quarter ended June 30, 2009, File No. 000-22529, filed August 14, 2009, and incorporated herein by reference.

(13) Previously filed by the Company as an exhibit to the Company's Form 10-K for the year ended December 31, 2003, File No. 000-22529, filed March 30, 2004, and incorporated herein by reference.

(*) Indicates a management contract or compensatory plan, contract or arrangement in which a director or executive officers participate.

(A) Copies of the exhibits which were filed with the SEC are not included in this Annual Report to Stockholders but may be obtained electronically through our website at www.intest.com or through the SEC's website at www.sec.gov.

inTEST CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
MCGLADREY LLP

To The Board of Directors and Stockholders
inTEST Corporation

We have audited the accompanying consolidated balance sheets of inTEST Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive earnings, stockholders' equity, and cash flows for the years then ended. Our audits also included the financial statement schedule of inTEST Corporation listed in Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of inTEST Corporation and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ McGLADREY LLP

Blue Bell, Pennsylvania
March 29, 2013

inTEST CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2012	December 31, 2011
ASSETS:		
Current assets:		
Cash and cash equivalents	$15,576	$13,957
Trade accounts receivable, net of allowance for doubtful accounts of $147 and $195, respectively	5,501	6,189
Inventories	3,135	3,896
Deferred tax assets	1,004	453
Prepaid expenses and other current assets	363	302
Total current assets	25,579	24,797
Property and equipment:		
Machinery and equipment	3,948	3,585
Leasehold improvements	591	514
Gross property and equipment	4,539	4,099
Less: accumulated depreciation	(3,289)	(2,965)
Net property and equipment	1,250	1,134
Deferred tax assets	1,034	2,028
Goodwill	1,706	1,656
Intangible assets, net	2,194	942
Restricted certificates of deposit	450	500
Other assets	186	180
Total assets	$32,399	$31,237
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,041	$ 1,031
Accrued wages and benefits	1,562	1,795
Accrued sales commissions	348	493
Accrued rent	529	407
Accrued professional fees	385	451
Deferred revenue and customer deposits	255	425
Other current liabilities	459	436
Total current liabilities	4,579	5,038
Commitments and Contingencies (Notes 11, 12, 14 and 16)		
Stockholders' equity:		
Preferred stock, $0.01 par value; 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.01 par value; 20,000,000 shares authorized; 10,453,255 and 10,463,255 shares issued, respectively	105	105
Additional paid-in capital	26,030	26,035
Retained earnings (accumulated deficit)	636	(686)
Accumulated other comprehensive earnings	1,253	1,217
Treasury stock, at cost; 33,077 and 76,328 shares, respectively	(204)	(472)
Total stockholders' equity	27,820	26,199
Total liabilities and stockholders' equity	$32,399	$31,237

See accompanying Notes to Consolidated Financial Statements.

inTEST CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Years Ended December 31,	
	2012	2011
Net revenues	$43,376	$47,266
Cost of revenues	24,317	24,373
Gross margin	19,059	22,893
Operating expenses:		
Selling expense	5,425	5,708
Engineering and product development expense	3,895	3,240
General and administrative expense	6,430	6,367
Restructuring and other charges	313	-
Total operating expenses	16,063	15,315
Operating income	2,996	7,578
Other income	57	81
Earnings before income tax expense (benefit)	3,053	7,659
Income tax expense (benefit)	897	(2,204)
Net earnings	$ 2,156	$ 9,863
Net earnings per common share:		
Basic	$0.21	$0.97
Diluted	$0.21	$0.96
Weighted average common shares outstanding:		
Basic	10,273,377	10,147,708
Diluted	10,347,077	10,285,621

See accompanying Notes to Consolidated Financial Statements.

inTEST CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(In thousands)

	Years Ended December 31,	
	2012	2011
Net earnings	$2,156	$9,863
Foreign currency translation adjustments	36	(94)
Comprehensive earnings	$2,192	$9,769

See accompanying Notes to Consolidated Financial Statements.

inTEST CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Earnings	Treasury Stock	Total Stockholders' Equity
	Shares	Amount					
Balance, January 1, 2011	10,464,505	$105	$25,973	$(10,549)	$1,311	$(736)	$16,104
Net earnings	-	-	-	9,863	-	-	9,863
Other comprehensive loss	-	-	-	-	(94)	-	(94)
Amortization of deferred compensation related to restricted stock	-	-	146	-	-	-	146
Stock options exercised	10,000	-	30	-	-	-	30
Forfeiture of non-vested shares of restricted stock	(11,250)	-	-	-	-	-	-
Issuance of 42,701 shares to satisfy profit sharing expense	-	-	(114)	-	-	264	150
Balance, December 31, 2011	10,463,255	105	26,035	(686)	1,217	(472)	26,199
Net earnings	-	-	-	2,156	-	-	2,156
Cash dividends of $0.08 per common share	-	-	-	(834)	-	-	(834)
Other comprehensive earnings	-	-	-	-	36	-	36
Amortization of deferred compensation related to restricted stock	-	-	113	-	-	-	113
Forfeiture of non-vested shares of restricted stock	(10,000)	-	-	-	-	-	-
Issuance of 43,251 shares of satisfy profit sharing expense	-	-	(118)	-	-	268	150
Balance, December 31, 2012	10,453,255	$105	$26,030	$ 636	$1,253	$(204)	$27,820

See accompanying Notes to Consolidated Financial Statements.

inTEST CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,	
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 2,156	$ 9,863
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	933	394
Provision for excess and obsolete inventory	688	403
Foreign exchange (gain) loss	(12)	3
Amortization of deferred compensation related to restricted stock	113	146
Profit sharing expense funded through the issuance of treasury stock	150	150
Gain on sale of property and equipment	-	(48)
Proceeds from sale of demonstration equipment, net of gain	109	94
Deferred income tax expense (benefit)	443	(2,481)
Changes in assets and liabilities:		
Trade accounts receivable	1,868	24
Inventories	948	(809)
Prepaid expenses and other current assets	(60)	126
Restricted certificates of deposit	50	200
Other assets	(3)	13
Accounts payable	(67)	(640)
Accrued wages and benefits	(237)	24
Accrued sales commissions	(227)	(29)
Accrued rent	122	324
Accrued professional fees	(66)	79
Deferred revenue and customer deposits	(171)	341
Other current liabilities	(92)	(316)
Deferred rent	-	(39)
Net cash provided by operating activities	6,645	7,822
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of business	(3,802)	-
Purchase of property and equipment	(431)	(780)
Proceeds from sale of property and equipment	19	54
Net cash used in investing activities	(4,214)	(726)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash dividends paid	(834)	-
Proceeds from stock options exercised	-	30
Net cash provided by (used in) financing activities	(834)	30
Effects of exchange rates on cash	22	(64)
Net cash provided by all activities	1,619	7,062
Cash and cash equivalents at beginning of period	13,957	6,895
Cash and cash equivalents at end of period	$15,576	$13,957
Cash payments for:		
Domestic and foreign income taxes	$ 379	$ 269
Interest	8	1
Details of acquisition:		
Fair value of assets acquired	$ 4,026	
Liabilities assumed	(274)	
Goodwill resulting from acquisition	50	
Net cash paid for acquisition	$ 3,802	
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Forfeiture of non-vested shares of restricted stock	$ (14)	$ (20)

See accompanying Notes to Consolidated Financial Statements.

(1) NATURE OF OPERATIONS

We are an independent designer, manufacturer and marketer of thermal, mechanical and electrical products that are primarily used by semiconductor manufacturers in conjunction with automatic test equipment ("ATE") in the testing of integrated circuits ("ICs" or "semiconductors"). In addition, in recent years we have begun marketing our thermal products in industries outside the ATE industry, such as the automotive, consumer electronics, defense/aerospace, telecommunications and energy industries.

The consolidated entity is comprised of inTEST Corporation (parent) and our wholly-owned subsidiaries. We have three reportable segments which are also our reporting units: Thermal Products, Mechanical Products and Electrical Products. We manufacture our products in the U.S. Marketing and support activities are conducted worldwide from our facilities in the U.S., Germany and Singapore. On January 16, 2012, Temptronic Corporation ("Temptronic"), a wholly-owned subsidiary of inTEST Corporation, acquired substantially all of the assets and certain liabilities of Thermonics, Inc. ("Thermonics"), a division of Test Enterprises, Inc. The acquisition of the Thermonics business broadens the product line of inTEST's Thermal Products Segment. This acquisition is discussed further in Note 3.

The semiconductor industry in which we operate is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. This industry is subject to significant economic downturns at various times. Our financial results are affected by a wide variety of factors, including, but not limited to, general economic conditions worldwide and in the markets in which we operate, economic conditions specific to the semiconductor industry and the other industries we serve, our ability to safeguard patented technology and intellectual property in a rapidly evolving market, downward pricing pressures from customers, and our reliance on a relatively few number of customers for a significant portion of our sales. In addition, we are exposed to the risk of obsolescence of our inventory depending on the mix of future business and technological changes within the industry. As a result of these or other factors, we may experience significant period-to-period fluctuations in future operating results.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain of our accounts, including inventories, long-lived assets, goodwill, identifiable intangibles, deferred income tax valuation allowances and product warranty reserves, are particularly impacted by estimates.

Reclassification

Certain prior year amounts have been reclassified to be comparable with the current year's presentation.

Cash and Cash Equivalents

Short-term investments that have maturities of three months or less when purchased are considered to be cash equivalents and are carried at cost, which approximates market value.

(In thousands, except share and per share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. We grant credit to customers and generally require no collateral. To minimize our risk, we perform ongoing credit evaluations of our customers' financial condition. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience and the aging of such receivables, among other factors. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance sheet credit exposure related to our customers. Bad debt (recovery) expense was $(8) and $48 for the years ended December 31, 2012 and 2011, respectively. Cash flows from accounts receivable are recorded in operating cash flows.

Fair Value of Financial Instruments

Our financial instruments, principally accounts and notes receivable and accounts payable, are carried at cost which approximates fair value, due to the short maturities of the accounts.

Inventories

Inventories are valued on a first-in, first-out basis, not in excess of market value. Cash flows from the sale of inventories are recorded in operating cash flows. On a quarterly basis, we review our inventories and record excess and obsolete inventory charges based upon our established objective excess and obsolete inventory criteria. These criteria identify material that has not been used in a work order during the prior twelve months and the quantity of material on hand that is greater than the average annual usage of that material over the prior three years. In certain cases, additional excess and obsolete inventory charges are recorded based upon current industry conditions, anticipated product life cycles, new product introductions and expected future use of the inventory. The excess and obsolete inventory charges we record establish a new cost basis for the related inventories. We incurred excess and obsolete inventory charges of $688 and $403 for the years ended December 31, 2012 and 2011, respectively.

Property and Equipment

Machinery and equipment are stated at cost. As further discussed below under "Goodwill, Intangible and Long-Lived Assets," machinery and equipment that has been determined to be impaired is written down to its fair value at the time of the impairment. Depreciation is based upon the estimated useful life of the assets using the straight-line method. The estimated useful lives range from one to seven years. Leasehold improvements are recorded at cost and amortized over the shorter of the lease term or the estimated useful life of the asset. Total depreciation expense was $457 and $259 for the years ended December 31, 2012 and 2011, respectively. Expenditures for maintenance and repairs are charged to operations as incurred.

Goodwill, Intangible and Long-Lived Assets

We account for goodwill and intangible assets in accordance with Accounting Standards Codification ("ASC") 350 (Intangibles-Goodwill and Other). Finite-lived intangible assets are amortized over their estimated useful economic life and are carried at cost less accumulated amortization. Goodwill is assessed for impairment at least annually in the fourth quarter, on a reporting unit basis, or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. In September 2011, the Financial Accounting Standards Board ("FASB") issued new guidance which provides an entity with the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If an entity determines this is the case, it is required to perform a two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized. The two-step test is discussed below. If an entity determines that it is more-likely-than-not that the fair value of the reporting unit is greater than its carrying amounts, the two-step goodwill impairment test is not required. This new guidance was effective for fiscal years beginning after December 15, 2011. We adopted this guidance as of January 1, 2012. The adoption of this guidance did not have a material impact on our consolidated financial statements.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

If we determine it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount as a result of our qualitative assessment, we will perform a quantitative two-step goodwill impairment test. In the Step I test, the fair value of a reporting unit is computed and compared with its book value. If the book value of a reporting unit exceeds its fair value, a Step II test is performed in which the implied fair value of goodwill is compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess. The two-step goodwill impairment assessment is based upon a combination of the income approach, which estimates the fair value of our reporting units based upon a discounted cash flow approach, and the market approach which estimates the fair value of our reporting units based upon comparable market multiples. This fair value is then reconciled to our market capitalization at year end with an appropriate control premium. The determination of the fair value of our reporting units requires management to make significant estimates and assumptions including the selection of appropriate peer group companies, control premiums, discount rate, terminal growth rates, forecasts of revenue and expense growth rates, changes in working capital, depreciation, amortization and capital expenditures. Changes in assumptions concerning future financial results or other underlying assumptions would have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge.

Indefinite-lived intangible assets are assessed for impairment at least annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Long-lived assets, which consist of finite-lived intangible assets and property and equipment, are assessed for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value. The cash flow estimates used to determine the impairment, if any, contain management's best estimates using appropriate assumptions and projections at that time.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC Topic 718 (Compensation - Stock Compensation) which requires that employee share-based equity awards be accounted for under the fair value method and requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. See further disclosures related to our stock-based compensation plan in Note 15.

Subsequent Events

We have made an assessment of our operations and determined that there were no material subsequent events requiring adjustment to, or disclosure in, our consolidated financial statements for the year ended December 31, 2012.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Sales of our products are made through our sales employees, third-party sales representatives and distributors. There are no differences in revenue recognition policies based on the sales channel. We do not provide our customers with rights of return or exchanges. Revenue is generally recognized upon product shipment. Our customers' purchase orders do not typically contain any customer-specific acceptance criteria, other than that the product performs within the agreed upon specifications. We test all products manufactured as part of our quality assurance process to determine that they comply with specifications prior to shipment to a customer. To the extent that any customer purchase order contains customer-specific acceptance criteria, revenue recognition is deferred until customer acceptance.

With respect to sales tax collected from customers and remitted to governmental authorities, we use a net presentation in our consolidated statement of operations. As a result, there are no amounts included in either our net revenues or cost of revenues related to sales tax.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Product Warranties

We generally provide product warranties and record estimated warranty expense at the time of sale based upon historical claims experience. Warranty expense is included in selling expense in the consolidated financial statements.

Engineering and Product Development

Engineering and product development costs, which consist primarily of the salary and related benefits costs of our technical staff, as well as the cost of materials used in product development, are expensed as incurred.

Restructuring and Other Charges

We recognize a liability for restructuring costs at fair value only when the liability is incurred. The three main components of our restructuring plans have been related to workforce reductions, the consolidation of excess facilities and asset impairments. Workforce-related charges are accrued when it is determined that a liability has been incurred, which is generally after individuals have been notified of their termination dates and expected severance benefits. Plans to consolidate excess facilities result in charges for lease termination fees and future commitments to pay lease charges, net of estimated future sub-lease income. We recognize these charges when we have vacated the premises. In addition, as a result of plans to consolidate excess facilities, we may incur other associated costs such as charges to relocate inventory, equipment or personnel. We recognize charges for other associated costs when these costs are incurred, which is generally when the goods or services have been provided to us. Assets that may be impaired consist of property, plant and equipment and intangible assets. Asset impairment charges are based on an estimate of the amounts and timing of future cash flows related to the expected future remaining use and ultimate sale or disposal of the asset.

Foreign Currency

For our foreign subsidiaries whose functional currency is not the U.S. dollar, assets and liabilities are translated using the exchange rate in effect at the balance sheet date. The results of operations are translated using an average exchange rate for the period. The effects of rate fluctuations in translating assets and liabilities of these international operations into U.S. dollars are included in accumulated other comprehensive earnings in stockholders' equity. Transaction gains or losses are included in net earnings. For the years ended December 31, 2012 and 2011, foreign currency transaction gains (losses) were $12 and $(3), respectively.

Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Net Earnings Per Common Share

Net earnings per common share - basic is computed by dividing net earnings by the weighted average number of common shares outstanding during each period. Net earnings per common share - diluted is computed by dividing net earnings by the weighted average number of common shares and common share equivalents outstanding during each period. Common share equivalents represent stock options and unvested shares of restricted stock and are calculated using the treasury stock method. Common share equivalents are excluded from the calculation if their effect is anti-dilutive.

The table below sets forth, for the periods indicated, a reconciliation of weighted average common shares outstanding - basic to weighted average common shares and common share equivalents outstanding - diluted and the average number of potentially dilutive securities and their respective weighted average exercise prices that were excluded from the calculation of diluted earnings per share because their effect was anti-dilutive:

(In thousands, except share and per share data)

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Years Ended December 31,	
	2012	2011
Weighted average common shares outstanding – basic	10,273,377	10,147,708
Potentially dilutive securities:		
Employee stock options and unvested shares of restricted stock	73,700	137,913
Weighted average common shares outstanding – diluted	10,347,077	10,285,621
Average number of potentially dilutive securities excluded from calculation	39,209	129,217

Effect of Recently Issued Amendments to Authoritative Accounting Guidance

In July 2012, the FASB issued amendments to existing guidance on the assessment of impairment for indefinite-lived intangible assets other than goodwill. The amendments permit an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. However, an entity can choose to adopt this guidance early even if its annual test date is before the issuance of the final standard, provided that the entity has not yet issued its financial statements for the most recent annual or interim period. We plan to adopt these amendments on January 1, 2013. We do not expect the adoption of these amendments to have a material impact on our consolidated financial statements.

In February 2013, the FASB issued amendments to existing guidance on the accounting for accumulated other comprehensive income. The amendments require entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. The amendments are effective for annual and interim periods beginning after December 15, 2012. We plan to adopt these amendments on January 1, 2013. We do not expect the adoption of these amendments to have a material impact on our consolidated financial statements.

(3) ACQUISITION

On January 16, 2012, Temptronic acquired substantially all of the assets and certain liabilities of Thermonics pursuant to the Asset Purchase Agreement dated December 9, 2011. Thermonics is engaged in the business of designing, manufacturing, selling and distributing temperature forcing systems used in the testing of various products under temperature controlled situations. The acquisition of the Thermonics business broadens the product line of inTEST's Thermal Products segment.

The purchase price for the assets was approximately $3,802 in cash, plus the assumption of specified liabilities, including trade payables and certain customer contract obligations. In connection with this acquisition, we also signed a separate one year lease for the facility occupied by Thermonics in Sunnyvale, California. This facility is owned by certain shareholders of the seller. We ceased operations at this facility in February 2012 and relocated the Thermonics product line to our facility in Mansfield, Massachusetts where our Temptronic operations are located. We recorded a restructuring charge of $313 related to this action. See Note 5 for further detail regarding this charge.

Total acquisition costs incurred to complete this transaction were $485. The portion of these costs that was incurred in 2011 was $148. Acquisition costs are expensed as incurred and included in general and administrative expense.

(In thousands, except share and per share data)

(3) ACQUISITION (Continued)

The Thermonics acquisition was accounted for as a purchase business combination and, accordingly, the results of Thermonics have been included in our consolidated results of operations from the date of acquisition. The allocation of the total purchase price of Thermonics net tangible and identifiable intangible assets was based on their estimated fair values as of the acquisition date. The tangible assets acquired include accounts receivable, inventory, and property and equipment. Liabilities assumed include trade payables, certain customer contract obligations and accrued payments under a non-compete/non-solicitation agreement with a former employee of Thermonics. Identifiable intangible assets acquired include customer relationships, customer backlog, the Thermonics trade name, patented technology, and a non-compete/non-solicitation agreement with a former employee of Thermonics. The excess of the purchase price over the identifiable intangible and net tangible assets in the amount of $50 was allocated to goodwill and is deductible for tax purposes. Goodwill is attributed to the synergies that are expected to result from the operations of the combined businesses. The determination of fair value reflects the assistance of third-party valuation specialists, as well as our own estimates and assumptions.

The following represents the allocation of the purchase price:

Goodwill	$ 50
Identifable intangible assets	1,728
Tangible assets acquired and liabilities assumed:	
Trade accounts receivable	1,161
Inventories	874
Property and equipment	263
Accounts payable	(77)
Accrued non-compete/non-solicitation payments	(48)
Accrued sales commissions	(82)
Accrued warranty	(67)
Total purchase price	$3,802

We estimated the fair value of identifiable intangible assets acquired using a combination of the income, cost and market approaches. We generally amortize our finite-lived intangible assets over their estimated useful lives on a straight-line basis, unless an alternate amortization method can be reliably determined. Any such alternate amortization method would be based on the pattern in which the economic benefits of the intangible asset are expected to be consumed. The following table provides further information about the finite-lived intangible assets acquired in connection with the acquisition of Thermonics as of the acquisition date:

	Fair Value	Weighted Average Estimated Useful Life
		(in months)
Customer relationships	$1,110	72
Customer backlog	70	3
Thermonics trade name	140	48
Patented technology	360	132
Non-compete/non-solicitation agreement	48	18
Total intangible assets	$1,728	78.3

For the period from January 16, 2012 to December 31, 2012, Thermonics contributed $4,692 of net revenues. We do not track net income within our Thermal Products segment by product line. As a result, the net income for Thermonics for the period from January 16, 2012 to December 31, 2012 is not available.

(In thousands, except share and per share data)

(3) ACQUISITION (Continued)

The following unaudited pro forma information gives effect to the acquisition of Thermonics as if the acquisition occurred on January 1, 2011. These proforma summaries do not reflect any operating efficiencies or costs savings that may be achieved by the combined businesses. These proforma summaries are presented for informational purposes only and are not necessarily indicative of what the actual results of operations would have been had the acquisition taken place as of that date, nor are they indicative of future consolidated results of operations:

	(Unaudited) Years Ended Dec. 31,	
	2012	2011
Net revenues	$43,592	$52,742
Net earnings	2,156	8,530
Diluted earnings per share	$0.21	$0.83

The proforma results for 2011 shown above include non-recurring charges of $337 which represent transaction costs related to the Thermonics acquisition and $313 which represent facility closure costs related to the relocation of Thermonics' operations.

(4) GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS

Goodwill and intangible assets on our balance sheets are the result of our acquisitions of Sigma Systems Corp. ("Sigma") in October 2008 and Thermonics in January 2012. The acquisition of Thermonics is discussed further in Note 3.

Goodwill

All of our goodwill is allocated to our Thermal Products segment. Changes in the amount of the carrying value of goodwill for the year ended December 31, 2012 are as follows:

	Sigma	Thermonics	Total
Balance - January 1, 2012	$1,656	$ -	$1,656
Acquisition of Thermonics	-	50	50
Balance - December 31, 2012	$1,656	$ 50	$1,706

Intangible Assets

The following table provides further detail about our intangible assets as of December 31, 2012 and 2011:

	December 31, 2012		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-lived intangible assets:			
Customer relationships	$1,480	$ 439	$1,041
Patented technology	590	233	357
Software	270	115	155
Trade name	140	33	107
Customer backlog	70	70	-
Non-compete/non-solicitation agreement	48	24	24
Total finite-lived intangible assets	2,598	914	1,684
Indefinite-lived intangible assets:			
Sigma trademark	510	-	510
Total intangible assets	$3,108	$ 914	$2,194

(In thousands, except share and per share data)

(4) GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS (Continued)

	December 31, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-lived intangible assets:			
Customer relationships	$ 370	$ 200	$ 170
Patented technology	230	150	80
Software	270	88	182
Total finite-lived intangible assets	870	438	432
Indefinite-lived intangible assets:			
Sigma trademark	510	-	510
Total intangible assets	$1,380	$ 438	$ 942

We generally amortize our finite-lived intangible assets over their estimated useful lives on a straightline basis, unless an alternate amortization method can be reliably determined. Any such alternate amortization method would be based on the pattern in which the economic benefits of the intangible asset are expected to be consumed. None of our finite-lived assets have any residual value. The following table provides further information about the estimated useful lives of our finite-lived intangible assets as of December 31, 2012:

	Estimated Useful Life	Remaining Estimated Useful Life at Dec. 31, 2012
	---- (in months) ----	
Finite-lived intangible assets resulting from the acquisition of Sigma:		
Customer relationships	72	21
Software	120	69
Patented technology	60	9
Finite-lived intangible assets resulting from the acquisition of Thermonics:		
Customer relationships	72	60.5
Customer backlog	3	-
Trade name	48	36.5
Patented technology	132	120.5
Non-compete/non-solicitation agreement	18	9

The following table sets forth changes in the amount of the carrying value of finite-lived intangible assets for the year ended December 31, 2012:

Balance - January 1, 2012	$ 432
Acquisition of Thermonics	1,728
Amortization	(476)
Balance - December 31, 2012	$1,684

Total amortization expense for the years ended December 31, 2012 and 2011 was $476 and $135, respectively. The following table sets forth the estimated annual amortization expense for our finite-lived intangible assets for each of the next five years:

2013	$446
2014	$355
2015	$289
2016	$229
2017	$212

(In thousands, except share and per share data)

(4) GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS (Continued)

Impairment of Goodwill and Indefinite Life Intangible Assets

During December 2012 and 2011, we assessed our goodwill and indefinite life intangible assets for impairment in accordance with the requirements of ASC Topic 350 (Intangibles - Goodwill and Other). Our goodwill impairment assessment is based upon a combination of the income approach, which estimates the fair value of our reporting units based upon a discounted cash flow approach, and the market approach which estimates the fair value of our reporting units based upon comparable market multiples. This fair value is then reconciled to our market capitalization at year end with an appropriate control premium. The discount rate used in 2012 and 2011 for the discounted cash flows were 24% and 20%, respectively. The selection of these rates was based upon our analysis of market based estimates of capital costs and discount rates. The peer companies used in the market approach operate in our market segment. The determination of the fair value of our reporting units requires management to make significant estimates and assumptions including the selection of appropriate peer group companies, control premiums, discount rate, terminal growth rates, forecasts of revenue and expense growth rates, changes in working capital, depreciation, amortization and capital expenditures. Changes in assumptions concerning future financial results or other underlying assumptions would have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge.

During the goodwill impairment assessment in both 2012 and 2011, we performed a Step I test to identify potential impairment, in which the fair value of the reporting unit was compared with its book value. This assessment indicated no impairment existed as the fair value of this reporting unit was determined to exceed its carrying value by 41% or $7,516 at December 31, 2012 and by 50% or $8,670 at December 31, 2011.

During the indefinite life intangible asset impairment assessment in both 2012 and 2011, we compared the fair value of our intangible assets with their carrying amount. This assessment indicated no impairment existed as the fair value of the intangible assets exceeded their carrying values in both 2012 and 2011.

Impairment of Long-Lived Assets and Finite-lived Intangible Assets

In accordance with ASC Topic 350 (Intangibles - Goodwill and Other) and ASC Topic 360 (Property, Plant and Equipment), we review long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value. The cash flow estimates used to determine the impairment, if any, contain management's best estimates using appropriate assumptions and projections at that time. As previously noted, our long-lived assets consist of our finite-lived intangible assets and property and equipment. During December 2012, due to continued operating losses experienced throughout 2012 in our Mechanical Products segment, we assessed the long-lived assets of this segment for impairment. Our assessment indicated that the property and equipment that is allocated to this segment was not impaired. During 2012, we did not review our Thermal and Electrical Products segment's long lived assets for impairment and during 2011, we did not review our long-lived assets in any of our segments for impairment as we determined there were no events or circumstances that indicated the need for such review.

(5) RESTRUCTURING AND OTHER CHARGES

In connection with the acquisition of Thermonics, as discussed further in Note 3, in January 2012 we signed a separate one year lease for the facility in Sunnyvale, California occupied by Thermonics at the time of the acquisition. This facility is owned by certain shareholders of the seller. We ceased operations at this facility in February 2012 and relocated the Thermonics product line to our facility in Mansfield, Massachusetts where our Temptronic operations are located. During the first quarter of 2012, we incurred approximately $359 of facility closure costs related to this action. During the fourth quarter of 2012 we received a refund of $46 of lease termination fees paid in the first quarter due to the sale of the leased facility. As a result, our net facility closure costs related to this action were $313. These costs included lease termination fees of approximately $174 and other costs associated with this consolidation of facilities, including the cost to relocate inventory and equipment, of approximately $139. Accrued restructuring and other charges are included in Other Current Liabilities on our balance sheet.

(In thousands, except share and per share data)

(5) RESTRUCTURING AND OTHER CHARGES (Continued)

Changes in our liability for restructuring and other charges for the year ended December 31, 2012 are summarized as follows:

	Thermonics Relocation
Balance - January 1, 2012	$ -
Accruals for facility closure costs	313
Cash payments related to facility closure costs	(359)
Refund of lease termination fees	46
Balance - December 31, 2012	$ -

(6) MAJOR CUSTOMERS

Texas Instruments Incorporated accounted for 14% and 12% of our consolidated net revenues in 2012 and 2011, respectively. While all three of our operating segments sold products to this customer, these revenues were primarily generated by our Mechanical Products and Electrical Products segments. Teradyne, Inc. accounted for 11% of our consolidated net revenues in 2012. While all three of our operating segments sold products to this customer, these revenues were primarily generated by our Electrical Products segment. During the years ended December 31, 2012 and 2011, no other customer accounted for 10% or more of our consolidated net revenues.

(7) INVENTORIES

Inventories held at December 31 were comprised of the following:

	2012	2011
Raw materials	$2,157	$2,784
Work in process	454	351
Inventory consigned to others	105	201
Finished goods	419	560
	$3,135	$3,896

(8) OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:

	December 31,	
	2012	2011
Accrued warranty	$197	$214
Domestic and foreign income taxes payable	83	8
Other	179	214
	$459	$436

(In thousands, except share and per share data)

(9) DEBT

Letters of Credit

We have issued letters of credit as the security deposits for certain of our domestic leases. These letters of credit are secured by pledged certificates of deposit which are classified as Restricted Certificates of Deposit on our balance sheet. The terms of our leases require us to renew these letters of credit at least 30 days prior to their expiration dates for successive terms of not less than one year until lease expiration. Our outstanding letters of credit at December 31, 2012 and 2011 consisted of the following:

Facility	Original L/C Issue Date	L/C Expiration Date	Lease Expiration Date	Letters of Credit Amount Outstanding Dec. 31 2012	Letters of Credit Amount Outstanding Dec. 31, 2011
Mt. Laurel, NJ	3/29/2010	4/01/2013	4/30/2021	$250	$250
Mansfield, MA	10/27/2010	11/08/2013	8/23/2021	200	200
San Jose, CA	9/13/2004	6/30/2012	4/30/2012	-	50
				$450	$500

(10) LEASEHOLD IMPROVEMENTS AND DEFERRED RENT

We record tenant improvements made to our leased facilities based on the amount of the total cost to construct the improvements regardless of whether a portion of that cost was paid through an allowance provided by the facility's landlord. The amount of the allowance, if any, is recorded as deferred rent. We amortize deferred rent on a straight-line basis over the lease term and record the amortization as a reduction of rent expense.

(11) COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

We lease our offices, warehouse facilities, automobiles and certain equipment under noncancellable operating leases which expire at various dates through 2021. Total rental expense for the years ended December 31, 2012 and 2011 was $1,237 and $1,327, respectively. Certain of our operating leases contain predetermined fixed escalations of minimum rentals and rent holidays during the original lease terms. Rent holidays are periods during which we have control of the leased facility but are not obligated to pay rent. For these leases, we recognize the related rental expense on a straight-line basis over the life of the lease, which includes any rent holiday, and record the difference between the amounts charged to operations and amounts paid as Accrued Rent on our balance sheet. In addition to the monthly rental payments due, most of our leases for our offices and warehouse facilities require us to pay our portion of the common area maintenance, property taxes and insurance charges incurred by the landlord for the facilities which we occupy. These amounts are generally included in rental expense in our statement of operations, but they are not included in the minimum rental commitments disclosed below as they are based on actual charges incurred in the periods to which they apply.

The aggregate minimum rental commitments under the noncancellable operating leases in effect at December 31, 2012 are as follows:

2013	$1,053
2014	$1,014
2015	$1,024
2016	$1,095
2017	$1,059
Thereafter	$3,479
	$8,724

(In thousands, except share and per share data)

(12) GUARANTEES

Product Warranties

Warranty expense for the years ended December 31, 2012 and 2011 was $57 and $122, respectively. Accrued warranty costs are included in Other Current Liabilities on our balance sheet. The following table sets forth the changes in the liability for product warranties for the years ended December 31, 2012 and 2011:

	2012	2011
Balance - Beginning of period	$ 214	$ 274
Acquisition of Thermonics	67	-
Payments made under warranty	(141)	(182)
Accruals for product warranty	57	122
Balance - End of period	$ 197	$ 214

(13) INCOME TAXES

We are subject to Federal and certain state income taxes. In addition, we are taxed in certain foreign countries. As of December 31, 2012 and 2011, there were no cumulative undistributed earnings of our foreign subsidiaries for which U.S. income taxes have not been provided.

Earnings before income taxes was as follows:

	Years Ended December 31,	
	2012	2011
Domestic	$2,580	$6,722
Foreign	473	937
	$3,053	$7,659

Income tax expense (benefit) was as follows:

	Years Ended December 31,	
	2012	2011
Current		
Domestic – Federal	$ 362	$ 148
Domestic – state	62	133
Foreign	30	(20)
	454	261
Deferred		
Domestic – Federal	396	(1,676)
Domestic – state	(126)	(193)
Foreign	173	(596)
	443	(2,465)
Income tax expense (benefit)	$ 897	$(2,204)

(In thousands, except share and per share data)

(13) INCOME TAXES (Continued)

Deferred income taxes reflect the net tax effect of net operating loss and credit carryforwards as well as temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following is a summary of the significant components of our deferred tax assets and liabilities as of December 31, 2012 and 2011:

	December 31,	
	2012	2011
Deferred tax assets:		
Net operating loss ("NOL") (state and foreign)	$1,182	$1,159
Depreciation of property and equipment	793	815
Tax credit carryforwards (foreign, research and AMT)	440	963
Accrued vacation pay and stock-based compensation	182	162
Inventories	177	209
Intangibles	86	35
Allowance for doubtful accounts	56	56
Acquisition costs	39	-
Accrued warranty	22	25
Other	68	6
	3,045	3,430
Valuation allowance	(573)	(484)
Deferred tax assets	2,472	2,946
Deferred tax liabilities:		
Net intangible assets	(307)	(358)
Unremitted earnings of foreign subsidiaries	(127)	(107)
Deferred tax liabilities	(434)	(465)
Net deferred tax asset	$2,038	$2,481

The valuation allowance for deferred tax assets as of the beginning of 2012 and 2011 was $484 and $5,153, respectively. The net change in the valuation allowance for the years ended December 31, 2012 and 2011 was an increase of $89 and a decrease of $4,669, respectively. In assessing the ability to realize the deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the total deferred tax assets, we will need to generate future taxable income prior to the expiration of net operating loss and credit carryforwards which expire in various years through 2032.

Several years ago, due to our history of operating losses in both our domestic and certain of our foreign operations, we had recorded a full valuation allowance against the deferred tax assets of these operations, including net operating loss carryforwards, where we believed it was more likely than not that we would not have sufficient taxable income to utilize these assets before they expire. During 2011, we reversed $3,110 of the valuation allowance which had been recorded against the deferred tax assets of these operations. The reversal of this amount of the valuation allowance was based on our assessment that it is now more likely than not that we will be able to fully utilize these assets in the near future. Some of the key factors we considered in making our assessment included our profitability in recent years and our level of certainty with regard to our forecasts of near term future profitability for the operations to which these assets relate.

(In thousands, except share and per share data)

(13) INCOME TAXES (Continued)

An analysis of the effective tax rate for the years ended December 31, 2012 and 2011 and a reconciliation from the expected statutory rate of 34% is as follows:

	Years Ended December 31,	
	2012	**2011**
Expected income tax provision at U.S. statutory rate	$1,038	$2,604
Increase (decrease) in tax from:		
Current year tax credits (foreign and research)	(523)	(349)
Foreign income tax rate differences	(36)	94
Changes in valuation allowance	89	(3,110)
Deemed dividend from foreign subsidiaries	212	90
Domestic tax expense, net of Federal benefit	72	260
Nondeductible expenses	20	48
Effects of NOL carryforwards	103	(1,803)
Other	(78)	(38)
Income tax expense (benefit)	$ 897	$(2,204)

In accounting for income taxes, we follow the guidance in ASC Topic 740 (Income Taxes) regarding the recognition and measurement of uncertain tax positions in our financial statements. Recognition involves a determination of whether it is more likely than not that a tax position will be sustained upon examination with the presumption that the tax position will be examined by the appropriate taxing authority having full knowledge of all relevant information. Our policy is to record interest and penalties associated with unrecognized tax benefits as additional income taxes in the statement of operations. As of December 31, 2012 and 2011, we did not have an accrual for uncertain tax positions.

We file U.S. income tax returns and multiple state and foreign income tax returns. With few exceptions, the U.S. and state income tax returns filed for the tax years ending on December 31, 2009 and thereafter are subject to examination by the relevant taxing authorities.

(14) LEGAL PROCEEDINGS

From time to time we may be a party to legal proceedings occurring in the ordinary course of business. We are not currently involved in any legal proceedings the resolution of which we believe could have a material effect on our business, financial position, results of operations or long-term liquidity.

(15) STOCK-BASED COMPENSATION PLAN

As of December 31, 2012 and 2011, we have outstanding stock options and unvested restricted stock awards granted under the Amended and Restated 1997 Stock Plan (the "1997 Stock Plan") as well as under the inTEST Corporation 2007 Stock Plan (the "2007 Stock Plan"). As of March 31, 2007, no additional stock options or shares of restricted stock could be granted under the 1997 Plan.

The 2007 Stock Plan was approved at our annual meeting of stockholders held on June 13, 2007, upon the recommendation of our Board of Directors. The 2007 Stock Plan permits the granting of stock options or restricted stock, for up to 500,000 shares of our common stock, to officers, other key employees and consultants. A description of the 2007 Stock Plan, including the full text of the 2007 Stock Plan, is contained in the proxy statement for our 2007 annual meeting of stockholders. As of December 31, 2012, 190,000 shares remain available to grant under the 2007 Stock Plan.

We have not granted any stock options during 2012 or 2011. Our unvested restricted stock awards outstanding are accounted for based on their grant date fair value. As of December 31, 2012, total compensation expense to be recognized in future periods was $105. All of this expense is related to nonvested shares of restricted stock. The weighted average period over which this expense is expected to be recognized is 1.2 years.

(In thousands, except share and per share data)

(15) STOCK-BASED COMPENSATION PLAN (Continued)

Stock Options

The following table summarizes the stock option activity for the two years ended December 31, 2012:

	Number of Shares	Weighted Average Exercise Price
Options outstanding, January 1, 2011 (337,000 exercisable)	337,000	$3.26
Granted	-	-
Exercised	(10,000)	3.04
Canceled	(78,000)	3.20
Options outstanding, December 31, 2011 (249,000 exercisable)	249,000	3.28
Granted	-	-
Exercised	-	-
Canceled	(30,000)	4.11
Options outstanding, December 31, 2012 (219,000 exercisable)	219,000	3.17

The following table summarizes information about stock options outstanding at December 31, 2012:

Range of Exercise Prices	Number Outstanding and Exercisable at	Weighted Average Remaining Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
$3.04 - $3.25	209,000	0.30 years	$3.05	$ -
$5.66	10,000	1.46 years	$5.66	-
	219,000		$3.17	$ -

The aggregate intrinsic value in the table above, if any, represents the total pretax intrinsic value, based on a closing price for our stock of $2.76 at December 31, 2012, assuming all option holders exercised their stock options that were in-the-money as of that date. In general, it is our policy to issue new shares upon the exercise of stock options.

Restricted Stock Awards

We record compensation expense for restricted stock awards (nonvested shares) based on the quoted market price of our stock at the grant date and amortize the expense over the vesting period. Restricted stock awards generally vest over four years. The following table summarizes the compensation expense we recorded during 2012 and 2011, respectively, related to nonvested shares:

	Years Ended December 31, 2012	2011
Cost of revenues	$ 5	$ 10
Selling expense	9	15
Engineering and product development expense	24	40
General and administrative expense	75	81
	$113	$146

There was no compensation expense capitalized in 2012 or 2011. The following table summarizes the activity related to nonvested shares for the two years ended December 31, 2012:

(In thousands, except share and per share data)

(15) STOCK-BASED COMPENSATION PLAN (Continued)

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested shares outstanding, January 1, 2011	303,250	$1.89
Granted	-	-
Vested	(97,000)	2.45
Forfeited	(11,250)	1.73
Nonvested shares outstanding, December 31, 2011	195,000	1.62
Granted	-	-
Vested	(76,250)	1.62
Forfeited	(10,000)	1.42
Nonvested shares outstanding, December 31, 2012	108,750	1.63

The total fair value of the shares that vested during the years ended December 31, 2012 and 2011 was $253 and $360, respectively, as of the vesting dates of these shares.

(16) EMPLOYEE BENEFIT PLANS

We have a defined contribution 401(k) plan for our employees who work in the U.S. (the "inTEST 401(k) Plan"). All permanent employees of inTEST Corporation and inTEST Silicon Valley Corp who are at least 18 years of age are eligible to participate in the plan. We match employee contributions dollar for dollar up to 10% of the employee's annual compensation, with a maximum limit of $5. Employer contributions vest ratably over four years. Matching contributions are discretionary. For the years ended December 31, 2012 and 2011, we recorded $182 and $183 of expense for matching contributions, respectively.

Temptronic adopted a defined contribution 401(k) plan for its domestic employees in 1988, that was merged into the inTEST 401(k) Plan effective September 1, 2002. The inTEST 401(k) Plan retains the matching provisions of the prior Temptronic plan for all Temptronic employees. Temptronic matches employee contributions $0.50 on the dollar up to 6% of the employees' annual compensation, with a maximum limit of $3. Matching contributions are discretionary. The eligibility and vesting provisions of the prior Temptronic plan have been conformed to those for inTEST Corporation and inTEST Silicon Valley Corporation employees. For each of the years ended December 31, 2012 and 2011, Temptronic contributed $81 to the plan.

In addition to the employer matching for which Temptronic employees are eligible, upon the termination of the Temptronic Equity Participation Plan ("EPP"), we also acknowledged that it was our intention to contribute $3,000 in the aggregate to the inTEST 401(k) Plan as a form of profit sharing (not to exceed $300 per year) for the benefit of Temptronic employees. The amount of these contributions approximates the amount that we had been committed to contribute to the EPP as of its termination date. All such profit sharing contributions are at the discretion of management, and will be allocated to employees annually in the same manner in which the shares held by the EPP had been allocated. The vesting provisions for these contributions are the same as those of the inTEST 401(k) Plan. Accruals for profit sharing contributions totaling $300 were made and expensed during each of 2012 and 2011. Through December 31, 2012, we had made a total of $2,153 in profit sharing contributions. We have historically funded these contributions through the use of treasury shares during the quarter subsequent to the quarter in which we record the profit sharing liability, although management has the discretion to use cash to fund these contributions. Historically we have used cash to fund these contributions when our stock price was below $3.00 per share.

During the third quarter of 2012, our Board of Directors approved an amendment to the inTEST 401(k) Plan. The amendment terminated the profit sharing contributions for Temptronic employees effective December 31, 2012. In addition, the amendment conformed the employer matching provisions for the Temptronic employees with those currently in place for inTEST Corporation and inTEST Silicon Valley employees effective January 1, 2013.

(In thousands, except share and per share data)

(17) SEGMENT INFORMATION

We have three reportable segments, which are also our reporting units: Thermal Products, Mechanical Products and Electrical Products.

The Thermal Products segment includes the operations of Temptronic Corporation, Thermonics (which we acquired in January 2012 as discussed further in Note 3), Sigma Systems Corp., inTEST Thermal Solutions GmbH (Germany), and inTEST Pte, Limited (Singapore). Sales of this segment consist primarily of temperature management systems which we design, manufacture and market under our Temptronic, Thermonics and Sigma Systems product lines. In addition, this segment provides post warranty service and support.

The Mechanical Products segment includes the operations of our Mt. Laurel, New Jersey manufacturing facility. Sales of our Mechanical Products segment consist primarily of manipulator and docking hardware products, which we design, manufacture and market. In addition, this segment provides post warranty service and support for various ATE equipment.

The Electrical Products segment includes the operations of inTEST Silicon Valley Corporation. Sales of this segment consist primarily of tester interface products which we design, manufacture and market.

We operate our business worldwide, and all three segments sell their products both domestically and internationally. All three segments sell to semiconductor manufacturers, third-party test and assembly houses and ATE manufacturers. Our Thermal Products segment also sells into a variety of industries outside of the semiconductor industry, including the automotive, consumer electronics, defense/aerospace, telecommunications and energy industries. Intercompany pricing between segments is either a multiple of cost for component parts or list price for finished goods.

	Years Ended December 31,	
	2012	**2011**
Net revenues from unaffiliated customers:		
Thermal Products	$24,307	$26,942
Mechanical Products	9,916	15,208
Electrical Products	9,165	5,151
Intersegment sales	(12)	(35)
	$43,376	$47,266
Intersegment sales:		
Thermal Products	$ -	$ -
Mechanical Products	12	7
Electrical Products	-	28
	$ 12	$ 35
Depreciation/amortization:		
Thermal Products	$ 816	$ 319
Mechanical Products	73	59
Electrical Products	44	16
	$ 933	$ 394
Operating income (loss):		
Thermal Products	$ 2,939	$ 6,951
Mechanical Products	(1,944)	736
Electrical Products	2,023	457
Corporate	(22)	(566)
	$ 2,996	$ 7,578
Earnings (loss) before income tax expense (benefit):		
Thermal Products	$ 2,958	$ 6,965
Mechanical Products	(1,934)	785
Electrical Products	2,051	475
Corporate	(22)	(566)
	$ 3,053	$ 7,659

(In thousands, except share and per share data)

(17) SEGMENT INFORMATION

	Years Ended December 31, 2012	2011
Income tax expense (benefit):		
Thermal Products	$ 869	$ (1,823)
Mechanical Products	(568)	(170)
Electrical Products	602	(142)
Corporate	(6)	(69)
	$ 897	$ (2,204)
Net earnings (loss):		
Thermal Products	$ 2,089	$ 8,788
Mechanical Products	(1,366)	955
Electrical Products	1,449	617
Corporate	(16)	(497)
	$ 2,156	$ 9,863
Capital expenditures:		
Thermal Products	$ 216	$ 431
Mechanical Products	37	264
Electrical Products	178	85
	$ 431	$ 780
Identifiable assets:		
Thermal Products	$20,849	$20,030
Mechanical Products	7,737	8,240
Electrical Products	3,813	2,967
	$32,399	$31,237

The following table provides information about our geographic areas of operation. Net revenues from unaffiliated customers are based on the location to which the goods are shipped.

	Years Ended December 31, 2012	2011
Net revenues from unaffiliated customers:		
U.S.	$15,915	$19,165
Foreign	27,461	28,101
	$43,376	$47,266

	December 31, 2012	2011
Long-lived assets:		
U.S.	$ 899	$ 836
Foreign	351	298
	$ 1,250	$ 1,134

(In thousands, except share and per share data)

(18) QUARTERLY CONSOLIDATED FINANCIAL DATA (Unaudited)

The following tables present certain unaudited consolidated quarterly financial information for each of the eight quarters ended December 31, 2012. In our opinion, this quarterly information has been prepared on the same basis as the consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information for the periods presented. The results of operations for any quarter are not necessarily indicative of results for the full year or for any future period.

Year-over-year quarterly comparisons of our results of operations may not be as meaningful as the sequential quarterly comparisons set forth below that tend to reflect the cyclical activity of the semiconductor industry as a whole. Quarterly fluctuations in expenses are related directly to sales activity and volume and may also reflect the timing of operating expenses incurred throughout the year.

	Quarters Ended				
	3/31/12	6/30/12	9/30/12	12/31/12	Total
Net revenues	$10,731	$13,576	$10,799	$ 8,270	$43,376
Gross margin	4,596	6,194	4,762	3,507	19,059
Earnings (loss) before income tax expense (benefit)	(71)	1,994	1,012	118	3,053
Income tax expense (benefit)	(28)	660	348	(83)	897
Net earnings (loss)	(43)	1,334	664	201	2,156
Net earnings (loss) per common share – basic	$0.00	$0.13	$0.06	$0.02	$0.21
Weighted average common shares outstanding – basic	10,205,114	10,273,812	10,302,417	10,311,428	10,273,377
Net earnings (loss) per common share – diluted	$0.00	$0.13	$0.06	$0.02	$0.21
Weighted average common shares outstanding – diluted	10,205,114	10,359,657	10,360,377	10,343,793	10,347,077

	Quarters Ended				
	3/31/11	6/30/11	9/30/11	12/31/11	Total
Net revenues	$11,704	$13,800	$11,681	$10,081	$47,266
Gross margin	5,093	6,798	6,133	4,869	22,893
Earnings before income tax expense (benefit)	1,317	2,733	2,420	1,189	7,659
Income tax expense (benefit)	60	78	(2,762)	420	(2,204)
Net earnings	1,257	2,655	5,182	769	9,863
Net earnings per common share – basic	$0.13	$0.26	$0.51	$0.08	$0.97
Weighted average common shares outstanding – basic	10,067,748	10,146,613	10,182,795	10,191,927	10,147,708
Net earnings per common share – diluted	$0.12	$0.26	$0.50	$0.08	$0.96
Weighted average common shares outstanding – diluted	10,266,644	10,296,902	10,297,284	10,281,364	10,285,621

inTEST CORPORATION
SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Expense (Recovery)	Deductions	Balance at End of Period
Year Ended December 31, 2011				
Allowance for doubtful accounts	150	48	(3)	195
Warranty reserve	274	122	(182)	214
Year Ended December 31, 2012				
Allowance for doubtful accounts	195	(8)	(40)	147
Warranty reserve	214	124	(141)	197



corporate information

Executive Officers

Alyn R. Holt
Executive Chairman

Robert E. Matthiessen
President and Chief Executive Officer

Hugh T. Regan, Jr.
Secretary, Treasurer
and Chief Financial Officer

Daniel J. Graham
Senior Vice President
and General Manager,
Mechanical Products Segment
and Electrical Products Segment

James Pelrin
Vice President and General Manager,
Thermal Products Segment

Board of Directors

Alyn R. Holt
Executive Chairman,
inTEST Corporation

Robert E. Matthiessen
President and CEO,
inTEST Corporation

Steven J. Abrams, Esq.
Partner, Pepper Hamilton LLP

Stuart F. Daniels, Ph.D.
Principal, The Daniels Group,
Technology Assessment, Protection
and Commercialization Consulting

William Kraut
Partner, Newport Board Group LLC

James W. Schwartz, Esq.
Of Counsel, Saul Ewing LLP

Legal Counsel
Saul Ewing LLP
Centre Square West
1500 Market Street, 38th Floor
Philadelphia, PA 19102-2186

Independent Registered Public Accounting Firm
McGladrey LLP
751 Arbor Way, Suite 200
Blue Bell, PA 19422-2700

Transfer Agent
Computershare Investor Services
P. O. Box 43070
Providence, RI 02940-3070
800-962-4284

Investor Relations
Laura Guerrant-Oiye,
Principal
Guerrant Associates
lguerrant@guerrantir.com
808-882-1467

Annual Stockholders' Meeting
Our 2013 Annual Meeting of Stockholders will be held at 11:00 A.M. Eastern Daylight Time on Wednesday, June 26, 2013, at our offices:
804 East Gate Drive, Suite 200
Mt. Laurel, New Jersey 08054

Availability of Annual Report on Form 10-K A copy of our Annual Report on Form 10-K for the year ended December 31, 2012 (excluding exhibits) as filed with the Securities and Exchange Commission is available to any stockholder without charge, upon written request to Hugh T. Regan, Jr., Secretary, inTEST Corporation, 804 East Gate Drive, Suite 200, Mt. Laurel, NJ 08054, or by calling (856) 505-8800. Copies of the exhibits filed therewith will be provided upon written request to the Secretary of the Corporation and payment of a reasonable fee (which will not exceed our expense incurred in connection with providing such copies). In addition, our Annual Report on Form 10-K and all exhibits are available at no charge by accessing the Investor Relations page of our website, at http://investor.shareholder.com/intest/index.cfm, or the SEC's website, at www.sec.gov.

Annual Report Design By: Shelley Signature Design / www.shelleysignaturedesign.com

inTEST Corporation
Corporate Headquarters
804 East Gate Drive, Suite 200
Mt. Laurel, NJ 08054 USA
Tel (856) 505-8800
Fax (856) 505-8801
www.intest.com

004CTN08E4